KIRKLAND LAKE GOLD LTD.

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2018

April 1, 2019

3120 – 200 Bay Street
Toronto, Ontario M5J 2J1
www.klgold.com

CAUTIONARY STATEMENT
Forward-Looking Information

This annual information form (“Annual Information Form”) contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information with respect to: the Company’s (as defined below) expected production from, and further potential of, the Company’s properties; the future price of minerals, particularly gold; the estimation of mineral reserves and mineral resources; conclusions of economic evaluations; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; mining or processing issues; the timing of sustaining capital projects; assessment of future reclamation obligations; government regulation of mining operations; and environmental risks. Estimates regarding the anticipated timing, amount and cost of exploration and development activities are based on assumptions underlying mineral reserve and mineral resource estimates and the realization of such estimates. Capital and operating cost estimates are based on extensive research of the Company, purchase orders placed by the Company to date, recent estimates of construction and mining costs and other factors. Forward-looking information is characterized by words such as “plan”, “expect”, “budget”, “target”, “schedule”, “estimate”, “forecast”, “project”, “intend”, “believe”, “anticipate” and other similar words or statements that certain events or conditions “may”, “could”, “would”, “might”, or “will” occur or be achieved. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include: the price of gold; exploration, development and operating risks; health, safety and environmental risks and hazards; risks relating to foreign operations and political risks; uncertainty in the estimation of mineral reserves and mineral resources; replacement of depleted mineral reserves; uncertainty relating to mineral resources; risks related to production estimates and cost estimates; obligations as a public company; risks relating to government regulation; risks related to acquisitions and integration; the impact of Australian laws regarding foreign investment; access to additional capital; volatility in the market price of the Company’s securities; liquidity risk; risks related to community relations; risks relating to equity investments; risks relating to first nations and aboriginal heritage; the availability of infrastructure, energy and other commodities; nature and climactic conditions; risks related to information technology and cybersecurity; timing and costs associated with the design, procurement and construction of the Company’s various capital projects, including but not limited to the #4 Shaft project at the Macassa Mine (as defined below) and the ventilation and paste fill plant project at the Fosterville Mine (as defined below); permitting; risks related to insurance and uninsured risks; the prevalence of competition within the mining industry; currency exchange rates (such as the Canadian dollar and the Australian dollar versus the United States dollar); availability of sufficient power and water for operations; risks associated with tax matters and foreign mining tax regimes; risks relating to potential litigation; risks associated with title to the Company’s mining claims and leases; risks relating to the dependence of the Company on outside parties and key management personnel; risks associated with dilution; labour and employment matters; risks in the event of a potential conflict of interest; as well as those risk factors discussed or referred to herein and in the Company’s annual management’s discussion and analysis (“MD&A”) as at and for the years ended December 31, 2018 and 2017 available under the Company’s SEDAR profile at www.sedar.com.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

Note to United States Investors Concerning Estimates of Mineral Reserves and Mineral Resources

This Annual Information Form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ significantly from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”) under the United States Securities Act of 1933, as amended.  In particular, under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, Industry Guide 7 applies different standards in order to classify mineralization as a mineral reserve. As a result, the definitions of proven mineral reserves and probable mineral reserves used in NI 43-101, based on the CIM Standards, differ from the definitions used in Industry Guide 7. Under Commission standards, mineralization has historically not been classified as a mineral reserve unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the mineral reserve determination is made. Among other things, all necessary permits would be required to be in hand or the issuance must be imminent in order to classify mineralized material as mineral reserves under the Commission’s standards. Accordingly, mineral reserve estimates contained in this Annual Information Form may not qualify as mineral reserves under Commission standards.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, the Commission does not recognize mineral resources and United States companies have historically not been permitted to disclose mineral resources of any category in documents they file with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves as defined in NI 43-101 or Industry Guide 7. Further, inferred mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable, or that all or any part of indicated mineral resources or inferred mineral resources will ever be upgraded to a higher category. In addition, disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits United States companies to report mineralization that does not constitute mineral reserves by Commission standards as in place tonnage and grade, without reference to unit measures. Investors are cautioned that information contained in this Annual Information Form may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

NON-IFRS MEASURES

This AIF makes reference to certain non-IFRS measures including all-in sustaining costs (“ASIC”) and AISC per ounce sold and operating cash cost per ounce sold. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers; however, the Company believes that these measures are useful to assist readers in evaluating the total costs of producing gold from current operations.

AISC and AISC per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013.

The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

For more information regarding the non-IFRS measures used by the Company, see the information under the headings “Non-IFRS Financial Measures”, “AISC and AISC per Ounce Sold”, “Operating Cash Costs and Operating Cash Costs per Ounce Sold” and “Total Cash Costs and AISC Reconciliation” in the Company’s MD&A for the year ended December 31, 2018, which sections are incorporated by reference herein. The financial statements and MD&A of the Company are available on SEDAR at www.sedar.com.

GLOSSARY OF TERMS AND UNITS
The following is a glossary of some of the technical terms used in this Annual Information Form.

Term	Definition
alluvial	Relatively recent deposits of sedimentary material laid down in river beds, flood plains, lakes, or at the base of mountain slopes.
Archaean	An era in geologic time about 3.8 billion to 2.5 billion years ago during which the Earth’s crust solidified.
batholith
A large mass of igneous rock extending to great depth with its upper portion dome-like in shape. It has crystallized below surface, but may be exposed as a result of erosion of the overlying rock. Smaller masses of igneous rocks are known as bosses or plugs.

break	A mineralized fault.
BIOX®	Bacterial oxidation used in agitated tanks for the pretreatment of certain refractory ores and concentrates ahead of conventional cyanide leach for gold recovery.
bullion	A refined metal, such as gold or silver.
cataclasis	Crushing of rocks.
crosscut	A horizontal opening driven from a shaft and at right angles to the strike of a vein or rock formation.
cut (and uncut)
Assays are ‘cut’ or reduced to a lower, more consistent value to avoid such higher grade assays skewing the average and producing inconsistent results. Assays that are ‘uncut’ include such higher grade assays.

cyanidation	A milling process, using hydrogen cyanide, to extract gold from the host rock.
diabase	A common basic igneous rock usually occurring in dykes or sills.
doré	The final saleable product of a gold mine, usually a bar consisting of gold and silver, prior to refining into bullion.
drift	A horizontal underground opening that follows along the length of a vein or rock formation as opposed to a crosscut which crosses the rock formation.
dyke	A long and relatively thin body of igneous rock that, while in the molten state, intruded a fissure in older rocks.

Term	Definition
fault
A break in the Earth’s crust caused by tectonic forces which have moved the rock on one side with respect to the other. Faults may extend many kilometres, or be only a few centimetres in length. Similarly, the movement or displacement along the fault may vary widely.

footwall	The wall or rock on the underside of a vein or ore structure.
fracture
A break in the rock, the opening of which affords the opportunity for entry of mineral-bearing solutions. A ‘cross fracture’ is a minor break extending at more-or-less right angles to the direction of the principal fractures.

free-milling [gold]
Gold is ‘free-milling’ if it can be extracted from ore such that cyanidation can extract approximately 95% of the gold when the ore is ground to size 80% passing 45 microns, without prohibitively high reagent consumption. The highest level of free-milling ore is that from which the gold can be separated by a gravity process.

gangue	Worthless minerals in an ore deposit.
geotechnical	Using geology and geological engineering.
g/t	Gold concentration, gram per tonne of rock
hangingwall	The wall or rock on the upper side of a vein or ore deposit.
hectare	A square of 100 metres on each side.
igneous	A type of rock which has been formed from magna, a molten substance from the earth’s core.
intrusive	A body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.
mill
1) A plant in which ore is treated for the recovery of valuable metals, or the concentration of valuable minerals into a smaller volume for shipment to a smelter or refinery.
2) A piece of milling equipment consisting of a revolving drum, for the fine-grinding of ores as a preparation for treatment.

mineralization	The concentration of metals and their chemical compounds within a body of rock.
MNDM	Ministry of Northern Development and Mines of the government of the province of Ontario.
muck	Ore or rock that has been broken by blasting.
net smelter royalty or NSR
A type of royalty based on a percentage of the proceeds, net of smelting, refining and transportation costs and penalties, from the sale of metals extracted from concentrate and doré by the smelter or refinery.

NI 43-101	National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.
refractory	Ore that has high melting point and is resistant to milling treatment. Such ore is commonly associated with sulphides.
opt	Gold concentration, ounce per imperial ton of rock
ore	A mixture of minerals and gangue from which at least one metal can be extracted at a profit.
paste
Tailings used for back-filling the underground voids in a mine to provide stable support of the mine and overburden (during mining and after closure of the mine) and eliminate or reduce above-ground tailings storage.

plunge	The vertical angle an ore body makes between the horizontal plane and the direction along which it extends, longitudinally to depth.
raise	A vertical or inclined underground working that has been excavated from the bottom upward.
reserve or mineral reserve
CIM defines a ‘mineral reserve’ as the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined. This study must include a financial analysis based on reasonable assumptions of technical, engineering, operating, and economic factors and evaluation of other relevant factors which are sufficient for a person qualified under such instrument, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

(1) Probable Mineral Reserve. A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

(2) Proven Mineral Reserve. A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Term	Definition
resource or mineral resource
CIM defines a ‘Mineral Resource’ as a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

(1) Inferred Mineral Resource. An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

(2) Indicated Mineral Resource. An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

(3) Measured Mineral Resource. A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

As used herein, “resources” or “mineral resources” do not include reserves.

royalty
An amount of money paid at regular intervals, or based on production, by the lessee or operator of an exploration or mining property to the current or former owner of the mineral interests. Generally based on a certain amount per tonne or a percentage of the total production or profits.

shaft
A vertical or inclined excavation in rock from surface for the purpose of providing access to an ore body. Usually equipped with a hoist at the top, which lowers and raises a conveyance for handling workers and materials.

shear	The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.
shoot	A concentration of mineral values. That part of a vein or zone carrying values of ore grade.
splay	An offshoot of a fault. A split from a major fault.
stope	An excavation in a mine from which ore is being or has been extracted.
strike	The direction, or bearing, from true north of a vein or rock formation measured on a horizontal surface.
tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.
tpd	Production rate measured in tonnes per day
unknown ore
Ore encountered during mining that has not been defined through drilling and which is mined before being included in reserves and resources. Due to the erratic nature of the mineralization at most narrow vein gold mines, and the difficulties of defining ore zones in this environment, a significant fraction of ore mined in any period can be unknown ore. Unknown ore often must be mined when encountered to maintain the most efficient and stable mining sequence, and is normally, but not necessarily, lower grade than ore that which has been included in the reserves and resources.

vein	An occurrence of ore with an irregular development in length, width and depth usually from an intrusion of igneous rock.
winze	An internal shaft.
CURRENCY PRESENTATION
This Annual Information Form contains references to Australian dollars, referred to herein as “A$”, United States dollars, referred to herein as “US$”, and Canadian dollars, referred to herein as “C$”.
The closing, high and low exchange rates for the United States dollar in terms of Australian dollars for each of the three years ended December 31, 2018, December 31, 2017, and December 31, 2016 based on the indicative rate of exchange as reported by Thomson Reuters, were as follows:

	Year-Ended December 31
	2018 (A$)	2017 (A$)	2016 (A$)
Closing	1.4186	1.2821	1.3819
High	1.4221	1.3824	1.4562
Low	1.2338	1.2314	1.2801
Average(1)	1.3385	1.3039	1.3437
Note:
(1) Calculated as an average of the the applicable daily rates for each period.
On March 29, 2019, the indicative rate of exchange as reported by Thomson Reuters was US$1.00 = A$1.4096 or A$1.00 = US$0.7094.
The closing, high, low and average exchange rates for the United States dollar in terms of Canadian dollars for each of the three years ended December 31, 2018, December 31, 2017, and December 31, 2016, based on the noon spot rate of exchange for 2016 and 2017 and based on the indicative rate of exchange for 2018, as reported by Thomson Reuters, were as follows:

	Year-Ended December 31
	2018 (C$)	2017 (C$)	2016 (C$)
Closing	1.3637	1.2545	1.3427
High	1.3637	1.3743	1.4589
Low	1.2281	1.2128	1.2544
Average(1)	1.2962	1.2986	1.3248
Note:
(1) Calculated as an average of the applicable daily rates for each period.
On March 29, 2019, the indicative rates of exchange as reported by Thomson Reuters was US$1.00 = C$1.3344 or C$1.00 = US$0.7494.
The following factors for converting Imperial measurements into metric equivalents are provided:

To Convert from Imperial	To metric	Multiply by
tons (2,000 pounds)	Tonnes (1,000 kilograms)	0.907
ounces (troy)/ton	grams/tonne	34.286

CORPORATE STRUCTURE
Newmarket Gold Inc. (one of the predecessors to the Company) (“Old Newmarket”), was originally incorporated as 565300 B.C. Ltd under the Company Act (British Columbia) on May 27, 1998 and changed its name to Raystar Enterprises Ltd. on August 13, 1998. Old Newmarket transitioned to the Business Corporations Act (British Columbia) (the “BCBCA”) on May 25, 2004. On October 17, 2007, Old Newmarket changed its name to Raystar Capital Ltd., and on October 4, 2013 announced that it had changed its name to “Newmarket Gold Inc.”. On July 7, 2015, Old Newmarket was continued under the Business Corporations Act (Ontario) (“OBCA”).

On July 10, 2015, Old Newmarket amalgamated with Crocodile Gold Corp. (“Crocodile Gold”) pursuant to a plan of arrangement under the OBCA to create an amalgamated entity which was also named Newmarket Gold Inc. (the “Company”). The subsidiaries of Crocodile Gold, became the subsidiaries of the Company.

On November 30, 2016, the Company combined with Kirkland Lake Gold Inc. (“Old Kirkland Lake Gold”) pursuant to a plan of arrangement under the Canada Business Corporations Act (the “CBCA”), as a result of which, Old Kirkland Lake Gold became a wholly-owned subsidiary of the Company (the “Arrangement”). In connection with the Arrangement with Old Kirkland Lake Gold, the Company changed its name from Newmarket Gold Inc. to Kirkland Lake Gold Ltd.

Old Kirkland Lake Gold was originally incorporated under the Company Act (British Columbia) (now the BCBCA) on June 29, 1983 and continued under the CBCA on July 27, 1988, at which time the authorized capital was changed to an unlimited number of common shares. Old Kirkland Lake Gold changed its name from “Foxpoint Resources Ltd.” to “Kirkland Lake Gold Inc.” on October 25, 2002 to reflect the nature and location of the Company’s business. On January 26, 2016, Old Kirkland Lake Gold completed the acquisition of St Andrew Goldfields Ltd. (“St Andrew Goldfields”) pursuant to a plan of arrangement under the OBCA (the “St Andrew Arrangement”). As a result, St Andrew Goldfields became a wholly-owned subsidiary of Old Kirkland Lake Gold.

On December 31, 2017, the Company completed a corporate reorganization of its Australian subsidiaries pursuant to which Newmarket Gold NT Holdings Pty Ltd., an indirectly held wholly-owned subsidiary of the Company, acquired all of the common shares of Newmarket Gold Victorian Holdings Pty Ltd. (“NGVH”).

On December 11, 2017, NGVH entered into a share sale agreement with an affiliate of Arete Capital Partners Ltd. (“Arete”) pursuant to which, on December 22, 2017, Arete acquired all of the issued and outstanding common shares of Leviathan Resources Pty Ltd. and Stawell Gold Mines Pty Ltd., which held the Stawell gold mine located in the State of Victoria, Australia (the “Stawell Gold Mine”).

The Company’s common shares (“Common Shares”) trade on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE”) under the symbol “KL” and on the Australian Securities Exchange (the “ASX”) under the symbol “KLA”.

The Company’s registered and head office is located at 3120 - 200 Bay Street, Toronto, Ontario Canada M5J 2J1.

The corporate chart that follows on the next page sets forth the Company’s subsidiaries (collectively, the “Subsidiaries”), together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, by the Company.

As used in this Annual Information Form, unless the context otherwise requires, reference to “Kirkland Lake Gold” or the “Company” means Kirkland Lake Gold Ltd. and the Subsidiaries. Reference to “Old Kirkland Lake Gold” means Kirkland Lake Gold Inc. and its subsidiaries, prior to the completion of the Arrangement with the Company and reference to “Newmarket Gold” means the Company (when it was previously named Newmarket Gold Inc.) and its subsidiaries, prior to the completion of the Arrangement with Old Kirkland Lake Gold.

Kirkland Lake Gold Ltd. – Corporate Structure Chart

Overview of the Business

Kirkland Lake Gold is a growing gold mining, development and exploration company with a diversified portfolio of assets located in the stable mining jurisdictions of Canada and Australia with a significant pipeline of high-quality exploration projects. The production profile of the Company is anchored by two high-grade, low cost operations including the Macassa mine complex located in northeastern Ontario (the “Macassa Mine”) and the Fosterville gold mine located in the State of Victoria, Australia (the “Fosterville Mine”). In addition, the Company owns the Holt mine (the “Holt Mine”) and the Taylor mine (the “Taylor Mine”) which are situated along the Porcupine-Destor Fault Zone, in northeastern Ontario, and the Cosmo gold mine located in the Northern Territory, Australia (the “Cosmo Gold Mine”). The Company has a strong foundation of quality, low-cost gold production, with its mines producing a total of 723,701 ounces in 2018, at an average operating cash costs per ounce sold of $362 and all-in sustaining costs (“AISC”) per ounce sold of $685. The Company is targeting significantly higher levels of production with its three-year annual production guidance including 920,000 - 1,000,000 ounces in 2019; 930,000 - 1,010,000 ounces in 2020; and 995,000 - 1,055,000 ounces in 2021. Kirkland Lake Gold is dedicated to continued growth in high-margin, low-cost production and mine life through the ongoing conversion of resources to reserves and the idenfication of new resources through a strong commitment to exploration, while at the same time generating high levels of profitability and free cash flow. The Company also strives to enhance shareholder value through the direct return of capital to shareholders, through its quarterly dividend, as well as through common share repurchases, when appropriate. Kirkland Lake Gold pursues its business plans through a disciplined approach focused on profitable operations, while also maintaining the high standards that the Company’s core values represent.

Further information about Kirkland Lake Gold can be found in the Company’s regulatory filings available on SEDAR at www.sedar.com and on the Company’s website at www.klgold.com.

Recent Developments

On April 1, 2019, Kirkland Lake Gold filed an updated technical report prepared in accordance with NI 43-101, for each of the Macassa Mine, titled “Macassa Property, Ontario, Canada, Updated NI 43-101 Technical Report” and the Fosterville Mine titled “Report on the Mineral Resources and Mineral Reserves of the Fosterville Gold Mine, Victoria, Australia” both with an effective date of December 31, 2018 and an issue date of April 1, 2019. In addition, the Company announced that it had been granted an extension to its mining licence at the Fosterville Mine, increasing the total area of mining from 17 km2 to 28.5 km2.

On March 25, 2019, the Company announced the retirement of Eric Sprott as Chairman and a member of the Company’s board of directors, effective immediately following the Company’s 2019 annual general meeting of shareholders, to be held on May 7, 2019. The Company further announced that following Mr. Sprott’s retirement, Mr. Jeff Parr will assume the role of interim Chairman of the board of directors, pending his re-election to the board of directors at the annual general meeting.

On March 15, 2019, the Company declared its Q1 2019 dividend payment of C$0.04 to be paid on April 12, 2019 to shareholders of record as of March 29, 2019.

On February 21, 2019, the Company provided updated three-year production guidance and announced its mineral reserve and mineral resource estimates as at December 31, 2018. On a consolidated basis, the Company reported an increase in mineral reserves of 1,100,000 ounces or 24%, to 5,750,000 ounces at 15.8 g/t. Growth in consolidated mineral reserves mainly resulted from a 60% increase in mineral reserves at the Fosterville Mine, to 2,720,000 ounces at 31.0 g/t, and an 11% increase in mineral reserves at the Macassa Mine, to 2,250,000 ounces at 21.9 g/t.

On January 8, 2019, the Company announced record annual and quarterly production for the full year and three months ended December 31, 2018 with consolidated full year 2018 gold production of 732,701 ounces, including full year record production at all operating mines.

Three Year History

Financial Year Ended December 31, 2018

On December 11, 2018, the Company announced full-year 2019 guidance, including solid production growth, improved unit costs and a peak year of growth capital expenditures in support of achieving its growth objectives, as well as three-year production guidance. The Company also announced an increase to its quarterly dividend payment from C$0.03 per Common Share to C$0.04 per Common Share, which was paid on January 11, 2019 to shareholders of record on December 31, 2018.

On November 18, 2018, the Company announced the appointment of David Soares as Chief Financial Officer and Eric Kallio as Senior Vice President, Exploration. Mr. Soares replaced Phil Yee, the previous Executive Vice President and Chief Financial Officer of the Company who resigned effective September 6, 2018. In addition, the Company announced that Mr. Duncan King had been promoted to Vice President Mining, Kirkland Lake and that effective January 1, 2019, Mr. John Landmark, the VP Exploration, Australian Operations would assume the role of VP Human Resources. It was also announced that Ms. Tina Ouellette would retire as Executive Vice President, Human Resources in 2019 and that Mr. Doug Cater, Vice President, Canadian Operations would retire effective January 1, 2019.

On October 30, 2018, the Company announced Q3 2018 financial and operating results and further increased consolidated production guidance from 635,000 ounces to a range of 655,000 to 675,000 ounces for 2018.

On September 18, 2018, the Company announced that it had acquired 14,705,882 common shares of Osisko Mining Inc. (“Osisko”) by way of a private placement financing at a price of C$1.70 per share for total consideration of approximately C$25 million. The Company had previously acquired 17,921,750 common shares of Osisko. Upon completion of the private placement financing, the Company held 32,627,632 common shares of Osisko, representing 13.61% of the issued and outstanding common shares of Osisko as of the date of closing.

On August 1, 2018, the Company reported strong earnings and cash flow in Q2 2018 and improved production guidance from 620,000 ounces to over 635,000 ounces on a consolidated basis.

On May 30, 2018, the Company announced that it had acquired 4,000,000 common shares of Novo Resources Corp. (“Novo”) from Artemis Resources Limited a price of C$5.00 per common share (each, a “Novo Share”) for total consideration of C$20.1 million. Upon completion of the acquisition, the Company held 29,830,268 Novo Shares representing 18.8% of the issued and outstanding Nova Shares on an undiluted basis and 25.4% on a partially diluted basis, as of the date of closing.

On May 17, 2018 the Company renewed is normal course issuer bid (the “2018 NCIB”) pursuant to which the Company can purchase up to 16,456,561 Common Shares for cancellation from May 22, 2018 to May 21, 2019. During the financial year ended December 31, 2018, the Company purchased 1,570,600 Common Shares for cancellation under the 2018 NCIB.

On May 1, 2018, the Company reported its Q1 2018 earnings and announced an increase to its quarterly dividend payment from C$0.02 per share to C$0.03 per share that was paid to shareholders of record as of June 30, 2018.

On April 2, 2018, Kirkland Lake Gold filed an updated technical report that was prepared in accordance with NI 43-101 for the Fosterville Mine for the year ended December 31, 2017.

On March 22, 2018, the Company declared a dividend payment of $0.02 that was paid on April 13, 2018 to shareholders of record as of March 29, 2018.

On February 20, 2018, the Company announced updated mineral reserve and mineral resources estimates effective as at December 31, 2017. Consolidated mineral reserves increased by 1,220,000 ounces or 36% to 4,640,000 ounces at 11.1 g/t. Mineral reserves at the Fosterville Mine increased by 1,210,000 ounces to 1,700,000 ounces at 23.1 g/t, representing a 65% increase in mineral reserve ounces from the June 30, 2017 mineral reserve estimate. In particular mineral reserves at the Fosterville Mine Swan Zone more than doubled from the mid-year 2017 update to 1,160,000 ounces at 61.2 g/t. After depleting 190,000 ounces at the Macassa Mine, the Company also announced 2,030,000 ounces of mineral reserves at Macassa at 21.0 g/t.

On January 17, 2018, Kirkland Lake Gold announced full year 2018 guidance, which included increased production, improved unit costs and higher levels of capital and exploration expenditures in support of the Company’s growth objectives. The Company also announced the new shaft project at the Macassa Mine (the “Macassa Shaft Project”).

On January 11, 2018, the Company announced record annual and quarterly production for the full year and three months ended December 31, 2017 with consolidated full year 2017 gold production of 596,405 ounces, including full year record production at all operating mines.

Financial Year Ended December 31, 2017

On December 15, 2017, the Company announced an increase to its quarterly dividend payment from C$0.01 per Common Share to C$0.02 per Common Share to shareholders of record as of December 29, 2017.

On December 31, 2017, the C$61.9 million principal amount of 7.5% convertible unsecured subordinated debentures (the “7.5% Debentures”) matured and the Company issued an aggregate of 4,505,393 Common Shares at a conversion price of C$13.70 per Common Share, repaid C$324,116 of principal in cash with respect to the outstanding 7.5% Debentures that were not converted in accordance with the terms of the First Supplemental Indenture, and paid an aggregate of C$2,139,968 in interest.

On December 22, 2017, Arete acquired all of the issued and outstanding common shares of Leviathan Resources Pty Ltd. and Stawell Gold Mines Pty Ltd., which held the Stawell Gold Mine pursuant to the terms of a share sale agreement dated December 11, 2017. In accordance with the terms of the agreement, the Company received US$6.25 million in cash consideration and retained a 2% NSR on the property.

On November 30, 2017 the Company completed a secondary listing as a foreign exempt issuer on the ASX under the symbol “KLA”.

On September 12, 2017, the Company declared its second quarterly dividend payment of C$0.01 per Common Share to shareholders of record as of September 29, 2017.

On September 11, 2017, the Company filed an updated NI 43-101 technical report on the Fosterville Mine entitled “Report on the Mineral Resources & Mineral Reserves of the Fosterville Mine in the State of Victoria, Australia” effective June 30, 2017 in support of the updated mineral resource and mineral reserve estimates contained in the Company’s press release dated July 27, 2017.

On September 6, 2017, the Company announced that it had acquired 14,000,000 units of Novo by way of a private placement financing at a price of C$4.00 per unit for a total purchase price of C$56,000,000. Each unit was comprised of one Novo Share and one common share purchase warrant of Novo, entitling the Company to acquire a Novo Share at a price of C$6.00 until September 6, 2020. Immediately following completion of the offering, Kirkland Lake Gold held approximately 18.19% of the issued and outstanding Novo Shares on a non-diluted basis and approximately 25.3% on a partially-diluted basis.

On August 31, 2017, the Company acquired 11,830,268 Novo Shares from a third party, representing approximately 9.9% of the issued and outstanding Novo Shares on a non-diluted basis.
On August 16, 2017, the Company completed a secondary listing on the NYSE and the Common Shares began trading under the symbol “KL”. Effective on the day of listing, the Company’s shares ceased trading on the OTC Market under the symbol “KLGDF”.

On July 27, 2017, the Company announced results of its mid-year 2017 mineral reserves and mineral resources update for the Fosterville Mine which included a 110% increase in underground mineral reserves to 1,030,000 ounces of gold after depletion of 130,584 ounces of gold in the first six months of 2017. In addition, the Company announced an 83% increase in the underground mineral reserve grade from 9.8 g/t (in the prior mineral reserve and mineral resource estimate effective December 31, 2016) to 17.9 g/t. It was noted that the significant increase in reserves was supported by down-plunge extensions of high-grade mineralization within the Lower Phoenix gold system, including 532,000 ounces of mineral reserves at an average grade of 58.8 g/t in the Swan Zone.

On June 30, 2017, the maturity date of the 6% convertible unsecured subordinated debentures (the “6% Debentures” and together with the 7.5% Debentures, the “Debentures”), the Company paid a total of C$58,541,801 to holders of the 6% Debentures in respect of the principal (of C$56.8 million) and accrued interest.

On June 19, 2017, the Company announced the appointment of certain key executive officer positions to its management team, including the promotion of Pierre Rocque from VP, Technical Services to the position of VP, Canadian Operations, the appointment of Ian Holland as VP, Australian Operations, the appointment of Mark Utting as VP, Investor Relations and the appointment of Brian Hagan as VP, Health, Safety and the Environment.

On May 23, 2017, Kirkland Lake Gold announced the departure of Darren Hall as the Chief Operating Officer of the Company and the resignation of Ryan King as VP, Investor Relations. The Company also announced the appointment of Darin Smith as Director, Corporate Development of the Company.

On May 15, 2017, the Company announced the commencement of a normal course issuer bid (the “2017 NCIB”) effective May 17, 2017 to purchase up to 15,186,571 Common Shares until May 16, 2018.

On April 24, 2017, the Company announced its acquisition of 10,357,143 units of Metanor Resources Inc. (“Metanor”) at a price of C$0.70 per unit, for a total purchase price of $7,250,000 pursuant to a private placement financing. Each unit consisted of one common share of Metanor and one-half of one common share purchase warrant of Metanor, with each full warrant entitling the Company to acquire one common share of Metanor at a price of C$0.90 until April 21, 2019. Upon completion of the offering, Kirkland Lake Gold held approximately 13.7% of the issued and outstanding common shares of Metanor on an undiluted basis and 19.3% on a partially diluted basis.

On March 30, 2017, Kirkland Lake Gold filed updated technical reports for each of the Macassa Mine, the Fosterville Mine, the Holt-Holloway property, the Hislop property and the Northern Territory Operations, which includes the Cosmo Mine and the Taylor Mine having an effective date of December 31, 2016.

On March 29, 2017, the Company announced that the Board of Directors of the Company (the “Board”) approved a dividend policy recommending the payment of a quarterly dividend of C$0.01 per Common Share (C$0.04 per Common Share annually). The inaugural quarterly dividend of C$0.01 per Common Share was paid on July 14, 2017 to shareholders of record as of June 30, 2017.

On January 19, 2017, the Company announced a change in its stock symbol on the OTC Markets to “KLGDF” (OTCQX:KLGDF) and announced that the Company had changed its auditors from PricewaterhouseCoopers LLP to KPMG LLP. KPMG LLP were the auditors of Old Kirkland Lake Gold.

On January 3, 2017, the Company announced certain executive management appointments, including the appointment of Darren Hall as the Chief Operating Officer, Alasdair Federico as the Executive Vice President, Corporate Affairs and CSR, Jason Gregg as Vice President, Human Resources, Ryan King as Vice President, Investor Relations and John Landmark as Vice President, Exploration, Australia.

Financial Year Ended December 31, 2016

On December 23, 2016, the Company announced that it had completed a non-brokered private placement financing of 691,700 Common Shares which are “flow-through” shares within the meaning of the Income Tax Act (Canada). The flow-through shares were issued at a price of $10.12 per flow-through share, for aggregate gross proceeds of approximately $7,000,000.

On December 12, 2016, the Company provided its 2017 production guidance. In addition, the Company announced that it would be transitioning its Stawell Gold Mine located in Australia to care and maintenance and would transition the Holloway mine located in northeastern Ontario (the “Holloway Mine”) to surface exploration drill programs in 2017.

On December 6, 2016, the Company announced that it changed the ticker symbol for the Common Shares on the TSX to “KL”.

On November 30, 2016, the Company announced the closing of the Arrangement, involving the business combination between Old Kirkland Lake Gold and Newmarket Gold to create Kirkland Lake Gold. Pursuant to the terms of the Arrangement, Old Kirkland Lake Gold became a wholly-owned subsidiary of the Company and the Company completed a consolidation of its sharess on the basis of 0.475 post-consolidation share for each pre-consolidated share held. In addition, the Company issued approximately 117,505,144 Common Shares to the former holders of Old Kirkland Lake Gold shares as consideration under the Arrangement. As a result, on closing of the Arrangement, approximately 57% of the Common Shares were held by former Old Kirkland Lake Gold shareholders and 43% of the Common Shares were held by former shareholders of Newmarket Gold. The Company announced that the publicly traded Debentures of Old Kirkland Lake Gold would continue to trade on the TSX under the symbols “KLG.D.B” and “KLG.D.BA” respectively.

In connection with closing of the Arrangement, Anthony Makuch, the former President and Chief Executive Officer of Old Kirkland Lake Gold was appointed the President and Chief Executive Officer of the Company. In addition, the management team of Old Kirkland Lake Gold, including Meri Verli, Senior Vice President, Finance and Treasurer, Jennifer Wagner, Corporate Legal Counsel and Corporate Secretary, Doug Cater, Vice President, Exploration, Pierre Rocque, Vice President, Mine Engineering and Ray Yip, Vice President, Business Intelligence Systems were appointed in the same positions with the Company. In addition, the Company announced the appointment of Philip Yee as the Executive Vice President and Chief Financial Officer of the Company, effective December 1, 2016.

On November 25, 2016, Newmarket Gold and Old Kirkland Lake Gold announced the results of their respective special meetings of shareholders with respect to the Arrangement. In particular, it was noted that the shareholders of Newmarket Gold had elected Anthony Makuch, Maryse Belanger, Jonathan Gill, Arnold Klassen, Pamela Klessig, Barry Olson, Jeffrey Parr, Eric Sprott and Raymond Threlkeld to the Board.

On September 29, 2016, Newmarket Gold and Old Kirkland Lake Gold announced the entering into of a definitive arrangement agreement (the “Arrangement Agreement”) providing for the Arrangement and pursuant to which all of the common shares of Old Kirkland Lake Gold (the “Old Kirkland Lake Gold Shares”) would be exchanged on the basis of 2.1053 common shares of Newmarket Gold, on a pre-consolidation basis, (“Newmarket Shares”) for every one Old Kirkland Lake Gold Share held.

On September 20, 2016, Newmarket Gold announced additional near mine high-grade gold mineralization in the Lower Phoenix gold system at the Fosterville Mine in Australia.

On September 15, 2016, Old Kirkland Lake Gold announced that it changed the ticker symbol for the Old Kirkland Lake Gold Shares on the TSX to “KLG” and the ticker symbols for the 6% Debentures and 7.5% Debentures to “KLG.D.B” and “KLG.D.BA”, respectively.

On September 13, 2016, Old Kirkland Lake Gold announced the appointment of Meri Verli, Senior Vice President, Finance and Treasurer (effective September 14, 2016), Pierre Rocque, Vice President Mining Engineering (effective September 26, 2016), and Ray Yip, as Vice President Business Intelligence Systems (effective September 3, 2016). In addition, Old Kirkland Lake Gold announced the departure of Chris Stewart, Vice President of Operations from Old Kirkland Lake Gold.

On August 3, 2016, Newmarket Gold announced that Lukas Lundin was retiring from the Board of Directors of Newmarket Gold and that Maryse Belanger was appointed to the Newmarket Gold Board of Directors. In addition, Newmarket Gold announced that John Landmark had been appointed as the Vice President, Exploration.

On July 13, 2016, Old Kirkland Lake Gold announced that it had completed a non-brokered private placement financing of 1,047,343 common shares which are “flow-through” shares within the meaning of the Income Tax Act (Canada). The flow-through shares were issued at a price of $14.32 per flow-through share for aggregate gross proceeds of approximately $15,000,000.

On June 13, 2016, Old Kirkland Lake Gold announced the resignation of George Ogilvie as President and Chief Executive Officer and the appointment of Anthony Makuch as the President and Chief Executive Officer of Old Kirkland Lake Gold, which took effect on July 18, 2016.

On May 18, 2016, Newmarket Gold announced that it had filed an amended NI 43-101 Technical Report for Preliminary Economic Assessment of its Maud Creek gold project located in the Northern Territory, Australia (the “Maud Creek Gold Project”).

On April 6, 2016, Newmarket Gold announced the appointment of Michael Vint to the Newmarket Gold Board of Directors.

On April 4, 2016, Old Kirkland Lake Gold announced that it had received acceptance from the TSX with respect to a normal course issuer bid to purchase up to $5,690,300 of 6% Debentures (“KLG.D.B”) and up to $6,210,000 of 7.5% Debentures (“KLG.D.BA”), representing 10% of the issued and outstanding 6% Debentures and the 7.5% Debentures respectively in the public float as at March 31, 2016. Old Kirkland Lake Gold had a previous normal course issuer bid in place which terminated on April 2, 2016, pursuant to which the Company purchased $597,000 of 6% Debentures at a weighted average price of $98.30 and $6,900,000 of 7.5% Debentures at a weighted average price of $96.50.

On March 21, 2016, Newmarket Gold announced the results of its updated 2015 year-end mineral reserves and mineral resources estimates for its Fosterville Mine, Stawell Gold Mine, Cosmo Gold Mine and Northern Territory and its Maud Creek Gold Project and announced the filing of an updated NI 43-101 technical report for each of the above listed properties under Newmarket Gold’s profile on SEDAR.

On February 26, 2016, Newmarket Gold announced that a total of 4,039,120 common share purchase warrants had been exercised at a price of $1.63 per common share purchase warrant for gross proceeds of approximately $6,600,000.

On February 12, 2016, Newmarket Gold announced that on March 30, 2016 (the “Redemption Date”), it intended to redeem in full all of its then outstanding convertible unsecured debentures due April 30, 2018 (the “Newmarket Debentures”) in accordance with the provisions of the convertible debenture indenture dated as of April 5, 2013, as supplemented and amended by the first supplemental indenture dated as of July 10, 2015. The redemption price for the Newmarket Debentures was 100% of the aggregate outstanding principal amount, together with accrued and unpaid interest up to, but excluding, the Redemption Date. On March 30, 2016, Newmarket Gold announced that an aggregate $34.29 million of its $34.5 million Newmarket Debentures were converted by the holders into Newmarket Shares prior to the Redemption Date. Newmarket Gold redeemed the remaining unconverted Newmarket Debentures on March 30, 2016, by issuing an aggregate of 10,287 Newmarket Shares, and settling any accrued and unpaid interest up to, but excluding, the Redemption Date, in cash.

On January 26, 2016, Old Kirkland Lake Gold announced the completion of the St Andrew Arrangement pursuant to which Old Kirkland Lake Gold acquired all of the outstanding common shares of St Andrew Goldfields on the basis of 0.0906 of an Old Kirkland Lake Gold Share for each share of St Andrew Goldfields and upon the closing of the transaction, St Andrew Goldfields became a wholly-owned subsidiary of Old Kirkland Lake Gold.

DESCRIPTION OF THE BUSINESS

Kirkland Lake Gold is a growing gold mining, development and exploration company with a diversified portfolio of assets located in the stable mining jurisdictions of Canada and Australia with a significant pipeline of high-quality exploration projects. The production profile of the Company is anchored by two high-grade, low cost operations including the Macassa Mine complex located in northeastern Ontario and the Fosterville Mine located in the State of

Victoria, Australia. In addition, the Company owns the Holt Mine and the Taylor Mine, which are situated along the Porcupine-Destor Fault Zone, in northeastern Ontario, and the Cosmo Gold Mine located in the Northern Territory, Australia. The Company has a strong foundation of quality, low-cost gold production, with its mines producing a total of 723,701 ounces in 2018, at an average operating cash costs per ounce sold of $362 and AISC per ounce sold of $685. The Company is targeting significantly higher levels of production with its three-year annual production guidance including 920,000 - 1,000,000 ounces in 2019; 930,000 - 1,010,000 ounces in 2020; and 995,000 - 1,055,000 ounces in 2021. Kirkland Lake Gold is dedicated to continued growth in high-margin, low-cost production and mine life through the ongoing conversion of resources to reserves and the idenfication of new resources through a strong commitment to exploration, while at the same time generating high levels of profitability and free cash flow. The Company also strives to enhance shareholder value through the direct return of capital to shareholders, through its quarterly dividend, as well as through common share repurchases, when appropriate. Kirkland Lake Gold pursues its business plans through a disciplined approach focused on profitable operations, while also maintaining the high standards that the Company’s core values represent.

Principal Markets and Distribution Methods

The gold doré produced at the Company’s operations is refined to market delivery standards by refineries in Australia and Canada. The Company markets its gold bullion through direct sales to gold bullion industry participants, including Asahi Refining Canada Ltd., ABC Refining (Australia) Pty Ltd, Canadian Imperial Bank of Commerce, Royal Bank of Canada and Auramet Trading LLC.

Purchasers

All of the Company’s gold sales are to arm’s length parties.

Production and Services

Mining methods used by the Company vary from long-hole, mechanized cut-and-fill mining to conventional cut-and-fill mining (both overhand and underhand), and other equally labour intensive mining methods.

Specialized Skill and Knowledge

Many aspects of the Company’s business require specialized skills and knowledge, including but not limited to areas of geology, mining, engineering, milling and production, mechanical, electrical, and pipefitting installation and repair. Personnel with the requisite skills and knowledge are readily available to the Company to meet its current needs in the current labour market, with the exception of skilled conventional miners. See “Risk Factors − Labour and Employment Matters”.

Competitive Conditions

The precious metal mineral exploration and mining business is competitive in all phases of exploration, development and production. Competition in the mineral exploration and production industry can be significant at times. The Company competes with a number of other companies that have resources significantly in excess of those of the Company, in the search for and the acquisition of attractive precious metal mineral properties, qualified service providers, labour, equipment and suppliers. The Company also competes with other mining companies for production from, mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants. The ability of the Company to acquire precious metal mineral properties in the future will depend on its ability to operate and develop its present properties and on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration in the future. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company. Factors beyond the control of the Company may affect the marketability of minerals mined or discovered by the Company. See “Risk Factors”.

Raw Materials (Components)

The Company uses critical components such as water, electrical power, explosives, diesel and propane in its business, all of which are readily available.

Business Cycle & Seasonality

The Company’s business is not cyclical or seasonal.

Economic Dependence

The Company’s business is not substantially dependent on any single commercial contract or group of contracts either from suppliers or contractors. However, the Company is increasingly more reliant on the battery supplier for its electric powered underground equipment.

Renegotiation or Termination of Contracts

It is not expected that the Company’s business will be materially affected in the current financial year by the renegotiation or termination of any contracts or sub-contracts.

Environmental Protection
The Company’s mining, exploration and development activities are subject to various levels of federal, provincial, state and local laws and regulations relating to the protection of the environment, including requirements for closure and reclamation of mining properties.

As at December 31, 2018, the Company’s environmental rehabilitation provision was US$56,695,000. The Company provides for the estimated future cost of rehabilitating mine sites and related production facilities on a discounted basis as such activity that creates the rehabilitation obligation occurs. The rehabilitation provision represents the present value of estimated future rehabilitation costs. These provisions are based on the Company’s internal estimates, with consideration of closure plans and rehabilitation requirements established by relevant regulatory bodies.

Employees

As at December 31, 2018, the Company had approximately 1,729 employees and 449 contractors.

Foreign Operations

The Company’s mines and material mineral projects are located in Canada and Australia. Any changes in regulations or shifts in political attitudes in these jurisdictions, or other jurisdictions in which the Company has projects from time to time, are beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits. The effect of these factors cannot be accurately predicted. See “Risk Factors”.

Social and Environmental Policies

Protecting the environment and maintaining a social license with the communities where the Company operates is integral to the success of the Company. The Company’s approach to social and environmental policies is guided by both the legal guidelines in the jurisdictions in which the Company operates, as well as by a combination of Company-specific policies and standards with a commitment to best practice management.

The Company’s current production activities, as well as any future operation or development projects, are subject to environmental laws and regulations in the jurisdictions in which it operates. There are environmental laws in both Canada and Australia that apply to the Company’s operations, exploration, development projects and land holdings. These laws address such matters as protection of the natural environment, employee health and safety, waste disposal, remediation of environmental sites, reclamation, mine safety, control of toxic substances, air and water quality and emissions standards. See “Risk Factors”. Kirkland Lake Gold’s operating mine sites seek to adopt leading practice environmental programs to manage environmental matters and ensure compliance with local and international legislation.

The Company maintains and implements its Environmental Policy, which sets forth the following key commitments: (a) meet or exceed all applicable laws and regulations; (b) develop and maintain a comprehensive and effective Environmental Management System; (c) integrate environmental, social, cultural and economic considerations; (d) foster mutually beneficial environmental partnerships with its communities; (e) conduct business in a manner that minimizes potential environmental impacts; (f) seek continuous improvement in the management and use of records in environmentally sustainable exploration, mining, processing, waste management and rehabilitation; (g) communicate openly and honestly with respect to the Company’s performance in a timely manner; and (h) provide for the reclamation and rehabilitation of areas affected by its operations. To fulfil this commitment to environmental matters, the Company continuously evaluates environmental risks, takes appropriate action to mitigate such risks and effectively communicates its Environmental Policy to its employees, contractors, suppliers and stakeholders.

The Company has also developed a Social Responsibility Policy, which sets forth the following key commitments: (a) meet or exceed all applicable laws and regulations; (b) acknowledge all cultural and other human rights relevant to its operations and ensuring that all levels of the workforce understand and respect these rights; (c) act ethically and respectfully regarding Indigenous rights, cultural beliefs and aspirations.; (d) engage stakeholders with respect to their concerns and values regarding development, operational and closure aspects of mineral projects; (e) communicate openly and honestly with respect to the Company’s performance in a timely manner; and (f) integrate social considerations into aspects of its business decisions and activities. To fulfil this commitment to social responsibility matters, the Company continuously reviews its objects and targets in order to identify and manage social impacts, risks and opportunities.

RISK FACTORS

The operations of the Company are subject to significant uncertainty due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties. The following risk factors could materially affect the Company’s financial condition and/or future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties, including those that the Company does not know about now or that it currently deems immaterial, may also adversely affect the Company’s business.

Price of Gold

The Company’s profitability and long-term viability depend, in large part, upon the market price of gold. Market price fluctuations of gold could adversely affect the profitability of the Company’s operations and lead to impairments and write downs of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including: global and regional supply and demand for industrial products containing metals generally; changes in global or regional investment or consumption patterns; increased production due to new mine developments and improved mining and production methods; decreased production due to mine closures; interest rates and interest rate expectation; expectations with respect to the rate of inflation or deflation; currency rate fluctuations; availability and costs of metal substitutes; global or regional political or economic conditions; and sales by central banks, holders, speculators and other producers of metals in response to any of the above factors.

There can be no assurance that metal prices will remain at current levels or that such prices will improve. A decrease in the market prices could adversely affect the profitability of the Company’s existing mines and projects as well as its ability to finance the exploration and development of additional properties, which would have a material adverse effect on the Company’s results of operations, cash flows and financial position. A decline in metal prices may require the Company to write-down mineral reserve and mineral resource estimates, which could result in material write-downs of investments in mining properties. Further, if revenue from metal sales declines, the Company may experience liquidity difficulties. Its cash flow from mining operations may be insufficient to meet its operating needs, and as a result the Company could be forced to discontinue production and could lose its interest in, or be forced to sell, some or all of its properties.

In addition to adversely affecting mineral reserve and mineral resource estimates and the Company’s results of operations, cash flows and financial position, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the Company’s results of operations, cash flows and financial position.

Exploration, Development and Operating Risks

Mining operations are inherently dangerous and generally involve a high degree of risk. Kirkland Lake Gold’s operations are subject to all of the hazards and risks normally encountered in the exploration, development and production of precious and base metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life and damage to tailings dams, property, and environmental damage, all of which may result in possible legal liability. Although the Company expects that adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geomechanical issues, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of the Company’s operations that would have a material adverse effect on its business, financial condition, results of operations and prospects. Further, the Company may be subject to liability or sustain losses in relation to certain risks and hazards against it cannot insure or for which it may elect not to insure. The occurrence of operational risks and/or a shortfall or lack of insurance coverage could have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Kirkland Lake Gold will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, exploration licences, mining licences, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kirkland Lake Gold not receiving an adequate return on invested capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Development projects have no operating history upon which to base estimates of future capital and operating costs. For development projects, resource estimates and estimates of operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs and economic returns could differ significantly from those estimated. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production can often occur.

Mineral exploration is highly speculative in nature. There can be no assurance that exploration efforts will be successful. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves through drilling. Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of mineral resources or mineral reserves.

The Company’s ability to meet development and production schedules and cost estimates for its development and expansion projects cannot be assured. Without limiting the generality of the foregoing, Kirkland Lake Gold is in the process of undertaking permitting efforts with respect to the Macassa Shaft Project, permitting with respect to its new tailings facility at the Macassa Mine, rehabilitation of the current tailings facility at the Macassa Mine, increased production throughput at the Taylor Mine, the development and implementation of a paste fill plant, water treatment plant, refinery upgrade and the granting of certain exploration licences for the Fosterville Mine. Technical considerations, delays in obtaining government approvals and necessary permits, changes in scope and design, the inability to obtain financing and/or the unanticipated costs associated with the development and construction of such projects could lead to further delays and delays in current mining operations in developing certain properties. Such delays could materially affect the financial performance of the Company.

Health, Safety and Environmental Risks and Hazards

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and/or material damage to the environment and Company assets. The impact of such accidents could affect the profitability of the operations, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer. Personnel involved in the Company’s operations are subject to many inherent risks, including but not limited to, rock bursts, cave-ins, flooding, fall of ground, electricity, slips and falls and moving equipment that could result in occupational illness, health issues and personal injuries. The Company strives to manage all such risks in compliance with local and international standards. The Company has implemented various health and safety measures designed to mitigate such risks, including the implementation of improved risk identification and reporting systems across the Company, effective management systems to identify and minimize health and safety risks, health and safety training and the promotion of enhanced employee commitment and accountability, including a fitness for work program which focuses on fatigue, stress, and alcohol and drug abuse. Such precautions, however, may not be sufficient to eliminate health and safety risks and employees, contractors and others may not adhere to the occupational health and safety programs that are in place. Any such occupational health and personal safety issues may adversely affect the business of the Company and its future operations.

All phases of the Company’s operations are also subject to environmental and safety regulations in the jurisdictions in which it operates. These regulations mandate, among other things, water and air quality standards, noise, surface disturbance, the impact on flora and fauna and land reclamation, and regulate the generation, transportation, storage and disposal of hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that the Company has been or will at all times be in full compliance with all environmental laws and regulations or hold, and be in full compliance with, all required environmental, health and safety permits. In addition, no assurances can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and operations. The potential costs and delays associated with compliance with such laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a project, and any non-compliance therewith may adversely affect the Company’s business, financial condition and results of operations. Environmental hazards may also exist on the properties on which the Company holds interests that are unknown to the Company at present and that have been caused by previous or existing owners or operators of the properties.

Government environmental approvals and permits are currently, or may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The costs associated with such instances and liabilities could be significant. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduced levels of production at producing properties or require abandonment or delays in development of its mining properties. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The Company may also be held financially responsible for remediation of contamination at current or former sites, or at third party sites. The Company could also be held responsible for exposure to hazardous substances.

In the context of environmental permits, including the approval of reclamation plans, Kirkland Lake Gold must comply with standards, laws and regulations that may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the regulatory authority. The reclamation liability on any of Kirkland Lake Gold’s properties will be calculated based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its exploration or operating mine sites. The Company may incur costs associated with reclamation activities, which may materially exceed the provisions established by the Company for the activities. In addition, possible additional future regulatory requirements may require additional reclamation requirements creating uncertainties related to future reclamation costs. Should the Company be unable to post required financial assurance related to an environmental remediation obligation, the Company might be prohibited from starting planned operations or required to suspend existing operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect.

Foreign Operations and Political Risk

Kirkland Lake Gold conducts mining, development and exploration and other activities in Canada and Australia. Inherent risks with conducting foreign operations include, but are not limited to: renegotiation, cancellation or forced modification of existing contracts; expropriation or nationalization of property; changes in laws or policies or increasing legal and regulatory requirements of particular countries including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices; uncertain political and economic environments; war, terrorism, sabotage and civil disturbances; delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements; currency fluctuations; import and export regulations, including restrictions on the export of gold or other minerals; limitations on the repatriation of earnings; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause the Company to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the Company’s financial position or results of operations.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

To extend the lives of its mines and projects, ensure the continued operation of the business and realize its growth strategy, it is essential that the Company continues to realize its existing identified mineral reserves, convert mineral resources into mineral reserves, increase its mineral resource base by adding new mineral resources from areas of identified mineralized potential, and/or undertake successful exploration or acquire new mineral resources.

The figures for mineral reserves and mineral resources contained in this Annual Information Form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves will be mined or processed profitably. Actual mineral reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may differ from estimated levels. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretations available at the time. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its mineral reserve estimates from time to time or may render the Company’s mineral reserves uneconomic to exploit. Mineral reserve data is not indicative of future results of operations. If the Company’s actual mineral reserves and mineral resources are less than current estimates or if the Company fails to develop its mineral resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected. Evaluation of mineral reserves and mineral resources occurs from time to time and estimates may change depending on further geological interpretation, drilling results and metal prices, which could have a negative effect on the Company’s operations. The category of inferred mineral resource is often the least reliable mineral resource category and is subject to the most variability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven mineral reserves and probable mineral reserves as a result of continued exploration. The Company regularly evaluates its mineral resources and it often determines the merits of increasing the reliability of its overall mineral resources.

Replacement of Depleted Mineral Reserves

Given that mines have limited lives based on proven and probable mineral reserves, the Company must continually replace and expand its mineral resources and mineral reserves at its gold mines and discover, develop, or acquire mineral reserves for production. The Company’s ability to maintain or increase its annual production of gold will depend in significant part on its ability to bring new mines into production and to expand mineral reserves or extend the life of existing mines.

Uncertainty Relating to Mineral Resources

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty which may be attached to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured or indicated mineral resources as a result of continued exploration.

Production Estimates

Kirkland Lake Gold has prepared estimates of future gold production for its existing and future mines. The Company cannot give any assurance that such estimates will be achieved. Failure to achieve production estimates could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial conditions. The realization of production estimates are dependent on, among other things, the accuracy of mineral reserve and resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions (including hydrology), the physical characteristics of ores, the presence or absence of particular metallurgical characteristics, and the accuracy of the estimated rates and costs of mining, ore haulage and processing. Actual production may vary from estimates for a variety of reasons, including the actual ore mined varying from estimates of grade or tonnage; dilution and metallurgical and other characteristics (whether based on representative samples of ore or not); short-term operating factors such as the need for sequential development of ore bodies and the processing of new or adjacent ore stopes from those planned; mine failures or slope failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for mining operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; plant and equipment failure; the inability to process certain types of ores; labour shortages or strikes; and restrictions or regulations imposed by government agencies or other changes in the regulatory environment. Such occurrences could also result in damage to mineral properties or mines, interruptions in production, injury or death to persons, damage to property of Kirkland

Lake Gold or others, monetary losses and legal liabilities in addition to adversely affecting mineral production. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing Kirkland Lake Gold to cease production.

Mineral resources and mineral reserves are reported as general indicators of mine life, however, this should not be interpreted as assurances of mine life or of the profitability of current or future operations.

The Company is currently, and expects to continue to be, dependent on its producing mines for all of its commercial production. In particular, the Macassa Mine and the Fosterville Mine accounted for the majority of the Company’s annual production in 2018 and are expected to continue to account for the majority of its commercial production in the near term. Any adverse conditions affecting mining, processing conditions, expansion plans or ongoing permitting at either the Macassa Mine or the Fosterville Mine, could have a material adverse effect on the Company’s financial performance and results of operations.

Cost Estimates

Capital and operating cost estimates made in respect of Kirkland Lake Gold’s mines and development projects may not prove accurate. Capital and operating cost estimates are based on the interpretation of geological data, feasibility studies, anticipated climatic conditions, market conditions for required products and services, and other factors and assumptions regarding foreign exchange currency rates. Any of the following events could affect the ultimate accuracy of such estimate: unanticipated changes in grade and tonnage of ore to be mined and processed; incorrect data on which engineering assumptions are made; delay in construction schedules, unanticipated transportation costs; the accuracy of major equipment and construction cost estimates; labour negotiations; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); and title claims.

Changes in the Company’s production costs could have a major impact on its profitability. Its main production expenses are personnel and contractor costs, materials, and energy. Changes in costs of the Company’s mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs (including oil, steel and diesel) and scarcity of labour, and could result in changes in profitability or mineral reserve estimates. Many of these factors may be beyond the Company’s control.

The Company prepares estimates of future cash costs, operating costs and/or capital costs for each operation and project. There can be no assurance that such estimates will be achieved and that actual costs will not exceed such estimates. Failure to achieve cost estimates and/or any material increases in costs not anticipated by the Company could have an adverse impact on future cash flows, profitability, results of operations and the financial condition of the Company.

Obligations as a Public Company

The Company’s business is subject to evolving corporate governance and public disclosure regulations that may from time to time increase both the Company’s compliance costs and the risk of non-compliance, which could adversely impact the price of the Common Shares.

The Company is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including, but not limited to, the Canadian Securities Administrators, the TSX, and the International Accounting Standards Board, the Commission, NYSE and the ASX. These rules and regulations continue to evolve in scope and complexity creating many new requirements. For example, the Government of Canada proclaimed into force the Extractive Sector Transparency Measures Act on June 1, 2015, which mandates the public disclosure of payments made by mining companies to all levels of domestic and foreign governments starting in 2017 for the year ended December 31, 2016. The Company’s efforts to continue to comply with such legislation could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

The Company is also subject to corporate governance standards that apply to it as a foreign private issuer listed on the NYSE and registered with the Commission in the United States. Although it substantially complies with NYSE’s corporate governance guidelines, it is exempt from certain NYSE requirements because it is subject to Canadian corporate governance requirements. It may from time to time seek other relief from corporate governance and exchange requirements and securities laws from the NYSE and other regulators. For the fiscal year ending December 31, 2018, the Company was required to document and test its internal control procedures to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires management to do an annual assessment of the Company’s internal controls over financial reporting and its external auditors to conduct an independent assessment of the effectiveness of the Company’s controls. Future annual assessments may find that internal controls over financial reporting may not be adequate, or the Company may not be able to maintain them as required by SOX. The Company may not be able to maintain effective internal controls over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time. If it does not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of its financial statements, and this could harm its business and have a negative effect on the trading price or market value of securities of the Company.

If the Company does not implement new or improved controls, or experiences difficulties in implementing them, it could harm its operating results, or it may not be able to meet its reporting obligations. There is no assurance that the Company will be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure continued compliance. There is also no assurance that the Company will be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies. Acquisitions can pose challenges in implementing the required processes, procedures and controls in the new operations. Companies that it acquires may not have disclosure controls and procedures or internal controls over financial reporting that are as thorough or effective as those required by the securities laws that currently apply to the Company. If any of its staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that its internal controls over financial reporting will detect this. The effectiveness of its controls and procedures may also be limited by simple errors or faulty judgments. Continually enhancing its internal controls is important, especially as the Company expands, and the challenges involved in implementing appropriate internal controls over financial reporting will increase. Although the Company intends to devote substantial time to ongoing compliance with this, including incurring the necessary costs associated with therewith, it cannot be certain that it will be successful in complying with section 404 of SOX. The Company has documented and tested its internal controls procedure which it believes to be appropriately designed as at December 31, 2018.

Government Regulation

The Company’s business, mining operations and exploration and development activities are subject to extensive federal, state, territorial and local laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection of the environment, reclamation, historic and cultural resource preservation, mine safety and occupational health, control of toxic substances, reporting and other matters. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted, and existing rules and regulations may be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations. See also “Risk Factors - Foreign Operations and Political Risk”.

The Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act and anti-bribery laws in jurisdictions in which the Company does business, prohibit companies from making improper payments for commercial advantage or other business purposes. The Company’s policies mandate compliance with these anti-bribery laws, which carry substantial penalties. While the Company does not operate in countries with experienced public and private sector corruption, violations of such laws, or allegations of such violation could have a material adverse effect on the Company’s financial position and results of operations.

Acquisitions and Integration

From time to time, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may experience dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Australian Foreign Investment Law

Pursuant to Australian law, a person acquiring control or direction, directly or indirectly, of 15% or more of the securities of the Company may be required to obtain prior approval from the Australian Foreign Investment Review Board. An investor who fails to obtain such approval may be subject to fines or may be forced to dispose of a portion of the investment. Investors should consult their own legal advisors prior to making any investment in securities of the Company.

Additional Capital

The exploration and development of the Company’s properties, including continuing exploration and development projects, and the construction of mining facilities and commencement of mining operations, may require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. Failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations.

Market Price of Securities

The Common Shares are listed on the TSX, NYSE and the ASX. Securities markets have had a high level of price and volume volatility, and the market price of securities of many resource companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of Kirkland Lake Gold include macroeconomic developments locally and globally and market perceptions of the attractiveness of particular industries. There can be no assurance that continued fluctuations in mineral prices will not occur.

As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the Company’s long-term value. In response to periods of volatility in the market price of a company’s securities, shareholders may institute class action securities litigation. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could significantly harm profitability and the reputation of Kirkland Lake Gold.

Liquidity Risk

The Company has in the past and may in the future seek to acquire additional funding by the sale of Common Shares, the sale of assets or through the assumption of additional debt. Movements in the price of the Common Shares have been volatile in the past and may be volatile in the future. Furthermore, liquidity of the Company’s securities may be impacted by large shareholders.

Community Relations

The Company’s relationships with the communities in which it operates, and other stakeholders are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Publicity adverse to the Company, its operations or extractive industries generally, could have an adverse effect on the Company and may impact relationships with the communities in which Kirkland Lake Gold operates and other stakeholders. While the Company is committed to operating in a socially responsible manner, there can be no assurance that its efforts in this respect will mitigate this potential risk. Further, damage to the Company’s reputation can be the result of the perceived or actual occurrence of any number of events, and could include any negative publicity, whether true or not.

The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views in regard to the Company and its activities, whether true or not. While the Company strives to uphold and maintain a positive image and reputation, the Company does not ultimately have control over how it is perceived by others. Reputation loss may lead to increased challenges in developing, maintaining community relations and advancing its projects and decreased investor confidence, all of which may have a material adverse impact on the financial performance and growth of the Company.

First Nations and Aboriginal Heritage

First Nations title claims, and Aboriginal heritage issues may affect the ability of the Company to pursue exploration, development and mining on its properties. The resolution of First Nations and Aboriginal heritage issues is an integral part of exploration and mining operations in Canada and Australia and the Company is committed to managing any issues that may arise effectively. However, in view of the inherent legal and factual uncertainties relating to such issues, no assurance can be given that material adverse consequences will not arise.

Construction and Development of New Mines

The success of construction projects and the development of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities, the conduct of mining operations (including environmental permits), and the successful completion and operation of ore passes, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements of new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful, that the Company will be able to obtain sufficient funds to finance construction and start-up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects, that the Company will be able to obtain all necessary governmental approvals and permits or that the construction, start-up and ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.

Some of the Company’s projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may change significantly, and economic returns may differ materially from the Company’s estimates.

Commercial viability of a new mine or development project is predicated on many factors. Mineral reserves and mineral resources projected by feasibility studies and technical assessments performed on the projects may not be realized, and the level of future metal prices needed to ensure commercial viability may not materialize. Consequently, there is a risk that start-up of new mine and development projects may be subject to write-down and/or closure as they may not be commercially viable.

Availability and Costs of Infrastructure, Energy and Other Commodities

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Kirkland Lake Gold’s operations, financial condition and results of operations.

The profitability of the Company’s operations will be dependent upon the cost and availability of commodities which are consumed or otherwise used in connection with the Company’s operations and projects, including, but not limited to, diesel, fuel, natural gas, electricity, steel and concrete. Commodity prices fluctuate widely and are affected by numerous factors beyond the control of the Company. If there is a significant and sustained increase in the cost of certain commodities, the Company may decide that it is not economically feasible to continue all of the Company’s commercial production and development activities and this could have an adverse effect on profitability. Higher worldwide demand for critical resources like input commodities, drilling equipment, mobile mining equipment, tires and skilled labour could affect the Company’s ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on the Company’s operating costs, capital expenditures and production schedules.

Further, the Company relies on certain key third-party suppliers and contractors for services, equipment, raw materials used in, and the provision of services necessary for, the development, construction and continuing operation of its assets. As a result, the Company’s activities at its mine sites are subject to a number of risks, some of which are outside its control, including negotiating agreements with suppliers and contractors on acceptable terms, the inability to replace a supplier or a contractor and its equipment, raw materials or services in the event that either party terminates the agreement, interruption of operations or increased costs in the event that a supplier or contractor ceases its business due to insolvency or other unforeseen event and failure of a supplier or contractor to perform under its agreement with the Company. The occurrences of one or more of these events could have a material effect on the business, results of operations and financial condition of the Company.

Nature and Climatic Conditions

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, droughts, pit wall failures and rock fragility may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather and considerable rainfall, which may lead to periodic floods, mudslides, wall instability and seismic activity, which may result in slippage of material.

Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s results of operations and financial position. At the Fosterville Mine, ore is processed by crushing and grinding followed by flotation, bacterial oxidation and carbon in leach (CIL) circuits. Downtime at the Fosterville BIOX® plant impacts bacterial activity and gold recovery in the BIOX® circuit, which could have a negative effect on the financial condition and results of operation of the mine.

Kirkland Lake Gold has properties located in the Northern Territory, Australia. Typically, the Northern Territory’s tropical wet season is from the end of November to the end of March. During the wet season, the properties may be subject to unpredictable weather conditions such as cyclones, heavy rains, strong winds and flash flooding. Kirkland Lake Gold has undertaken several steps to minimize the effects of the wet season on its operations including sealing roads, accommodating the build-up of mined inventory and planning exploration and mining activities around the wet season. Nonetheless, no assurance can be given that the unpredictable weather conditions will not adversely affect mining and exploration activities. In particular, mining, drilling and exploration activities may be suspended due to poor ground conditions, ore haulage activities may be slowed or delayed as roads may be temporarily flooded, and deposits where the host rock is clayish in nature may have to be mined or processed at slower than anticipated rates and/or mixed with lower grade stockpile ore.

The Company’s mining and processing operations are, in some instances, energy intensive. While the Company has initiated numerous processes to reduce its overall carbon footprint, such as the use of electric battery powered mining equipment, the Company acknowledges climate change as an international and community concern. Legislation and regulations relating to emission levels and energy efficiency are becoming more rigorous and may result in increased costs at its Canadian and Australian operations. While the Company has taken measures to manage the use of energy, such regulatory requirements may have an adverse impact on the Company.

Information Technology

The Company is reliant on the continuous and uninterrupted operations of its information technology (“IT”) systems. User access and security of all IT systems are critical elements to the operations of the Company. The Company’s operations depend, in part, on how well the Company and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Company.

The Company’s IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by the Company’s employees or vendors. A cyber security incident resulting in a security breach or failure to identify a security threat, could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy and security laws and regulations and remediation costs.

Although to date the Company has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that it will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Social media and other web-based information sharing applications may result in negative publicity or have the effect of damaging the reputation of the Company, whether or not such publicity is in fact verified, truthful or correct. The Company places a great emphasis on ensuring the highest reputational standards, however, it may not have the ability to control how it is perceived by others. Reputational loss may result in challenges in developing and maintaining community and shareholder relations and decreased investor confidence.

Permitting

The Company’s operations are subject to receiving and maintaining permits from appropriate governmental authorities. There is no assurance that delays will not occur in connection with obtaining all necessary renewals of permits for the Company’s existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will continue to hold all permits necessary to develop or continue operating at any particular property. Any of these factors could have a material adverse effect on the Company’s results of operations and financial position.

Insurance and Uninsured Risks

Kirkland Lake Gold’s business is subject to a number of risks and hazards generally, including: adverse environmental conditions; industrial accidents; labour disputes; unusual or unexpected geological conditions; ground or slope failures; cave-ins; changes in the regulatory environment; and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Kirkland Lake Gold’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

The businesses and properties of Kirkland Lake Gold are insured against loss or damage, subject to a number of limitations and qualifications. Such insurance will not cover all the potential risks associated with a mining company’s operations. Kirkland Lake Gold may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Kirkland Lake Gold or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards that it may not be insured against or that Kirkland Lake Gold may elect not to insure against because of premium costs or other reasons. The Company may suffer a material adverse effect on its business, results of operations, cash flows and financial position if it incurs a material loss related to any significant event that is not covered, or adequately covered, by its insurance policies.

Competition

The mining industry is intensely competitive in all of its phases and Kirkland Lake Gold competes with many companies possessing greater financial and technical resources than itself. Competition in the precious metals mining industry is primarily for mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a global basis. Such competition may result in Kirkland Lake Gold being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect Kirkland Lake Gold’s prospects for mineral exploration and success in the future.

Currency Fluctuations

Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a United States dollar price, but most of the Company’s operating and capital expenses are incurred in Australian dollars and Canadian dollars. The appreciation of these currencies against the United States dollar would increase the costs of gold production at such mining operations, which could materially and adversely affect Kirkland Lake Gold’s profitability, results of operations and financial position.

Tax Matters

The Company’s taxes are affected by several factors, some of which are outside of its control, including the application and interpretation of the relevant tax laws and treaties. If the Company’s filing position, application of tax incentives or similar “holidays” or benefits were to be challenged for any reason, this could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect the Company’s financial condition and operating results. New laws and regulations or changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on the Company’s business. There is no assurance that the Company’s current financial condition will not be materially adversely affected in the future due to such changes.

Foreign Mining Tax Regimes

Mining tax regimes in foreign jurisdictions are subject to differing interpretations and are subject to constant change. The Company’s interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities. As a result, transactions may be challenged by tax authorities and the Company’s operations may be assessed, which could result in significant additional taxes, penalties and interest. In addition, proposed changes to mining tax regimes in foreign jurisdictions could result in significant additional taxes payable by the Company, which would have a negative impact on the financial results of Kirkland Lake Gold.

Litigation

All industries, including the mining industry, are subject to legal claims, with and without merit. Legal proceedings may arise from time to time in the course of the Company’s business. Such litigation may be brought in the future against Kirkland Lake Gold or one or more of its Subsidiaries or the Company or one or more of its Subsidiaries may be subject to another form of litigation. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. As of the date hereof, no material claims have been brought against the Company, nor has the Company received an indication that any material claims are forthcoming. However, due to the inherent uncertainty of the litigation process, should a material claim be brought against the Company, the process of defending such claims could take away from the time and effort management of the Company would otherwise devote to its business operations and the resolution of any particular legal proceeding to which the Company or one or more of its Subsidiaries may become subject could have a material adverse effect on the Company’s financial position and results of operations.

Title to the Company’s Mining Claims and Leases

The acquisition and maintenance of title to mineral properties is a very detailed and time-consuming process. While the Company has carried out reviews of title to its mining claims and leases, this should not be construed as a guarantee that title to such interests will not be challenged or impugned. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure mine tenure may be severely constrained. Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, royalty transfers or claims, including native land claims, other encumbrances and title may be affected by, among other things, undetected defects. The Company has had difficulty in registering ownership of certain titles in its own name due to the demise of the original vendors of such titles when owned by the Company’s predecessors-in-title. If these challenges are successful, this could have an adverse effect on the development of the Company’s properties as well as its results of operations, cash flows and financial position. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Dependence on Outside Parties

Kirkland Lake Gold has relied upon consultants, engineers, contractors and other parties and intends to rely on these parties for exploration, development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish mineral reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract metal from ore and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. Deficient or negligent work or work not completed in a timely manner could have a material adverse effect on Kirkland Lake Gold.

Dependence on Key Management Personnel

The Company is dependent upon a number of key management personnel. The Company’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. As the Company’s business grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff for operations. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more key employees or the failure to attract and retain new personnel could have a material adverse effect on the Company’s ability to manage and expand the Company’s business.

Labour and Employment Matters

Production at the Company’s mining operations is dependent upon the efforts of its employees and the Company’s operations would be adversely affected if it fails to maintain satisfactory labour relations. Factors such as work slowdowns or stoppages caused by the attempted unionization of operations and difficulties in recruiting qualified miners and hiring and training new miners could materially adversely affect the Company’s business. This would have a negative effect on the Company’s business and results of operations; which might result in the Company not meeting its business objectives.

In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.

There is a collective bargaining agreement in place at the Fosterville Mine which currently covers approximately 308 employees primarily in mining, processing and maintenance. The agreement was entered into in July 2018 and received approval from the Fair Work Commission in March 2019. Accordingly, the collective bargaining agreement at the Fosterville Mine became effective on March 20, 2019 and will expire on June 30, 2021. Since commencing operations at the Fosterville Mine in 2005, no threats of industrial action or work stoppage have been made, nor are they expected to be made in future.

The Company has sufficient skilled miners to carry on operations. There are currently no material labour shortages with the Company operating near its budgeted manning levels. See “Employees”.

Conflicts of Interest

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. The Company expects that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders, but there can be no assurance in this regard. In addition, each of the Company’s directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest or which are governed by the procedures set forth in the OBCA and any other applicable law. In the event that the Company’s directors and officers are subject to conflicts of interest, there may be a material adverse effect on its business.

SUMMARY OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES
Set forth below under the heading “Material Properties” are the mineral resource and mineral reserve estimates for the Company’s material mineral properties as at December 31, 2018. Such estimates were based on the following reports:

1.
Report on the Mineral Resources and Mineral Reserves of the Fosterville Gold Mine, Victoria, Australia, dated April 1, 2019 and effective December 31, 2018, prepared by Troy Fuller, MAIG, and Ion Hann, FAusIMM, each of whom is a “qualified person” pursuant to NI 43-101 (the “Fosterville Technical Report”).

2.
Macassa Property, Ontario, Canada, Updated NI 43-101 Technical Report, dated April 1, 2019 and effective December 31, 2018, prepared by Mariana Pinheiro Harvey, P. Eng., Robert Glover, P. Geo, William Tai, P. Eng., Ben Harwood, P. Geo., each of whom is a “qualified person” pursuant to NI 43-101 (the “Macassa Technical Report”).

MATERIAL PROPERTIES

For the purposes of this Annual Information Form, Kirkland Lake Gold has identified its Fosterville Mine and Macassa Mine as material properties. The following is a description of Kirkland Lake Gold’s material properties. Mineral resource and mineral reserve estimates are prepared in accordance with CIM’s Definition Standards on Mineral Resources and Mineral Reserves (2014), as amended.

The Fosterville Mine

The below summary is a direct extract and reproduction of the summary contained in the Fosterville Technical Report, without material modification or revision and all defined terms used in the summary shall have the meanings ascribed to them in the Fosterville Technical Report. The below summary is subject to all the assumptions, qualifications and procedures set out in the Fosterville Technical Report. The Fosterville Technical Report was prepared in accordance with NI 43-101. For full technical details of the report, reference should be made to the complete text of the Fosterville Technical Report, which has been filed with the applicable regulatory authorities and is available under the Company’s SEDAR profile at www.sedar.com. The Fosterville Technical Report is incorporated by reference in this Annual Information Form and the summary set forth below is qualified in its entirety with reference to the full text of the Fosterville Technical Report. The authors of the Fosterville Technical Report have reviewed and approved the scientific and technical disclosure contained in this Annual Information Form related to the Fosterville Mine.

EXECUTIVE SUMMARY

The Fosterville Technical Report was prepared for Kirkland Lake Gold Ltd. (Kirkland Lake Gold), the beneficial owner of the Fosterville Mine.

This summary provides the mineral resource and mineral reserve estimates for the Fosterville Gold Mine (Fosterville or FGM) as a result of ongoing exploration and resource definition drilling, and mine design and evaluation during the period December 31, 2017 to December 31, 2018.

Location

The Fosterville Gold Mine is located approximately 20km east of the city of Bendigo and 130km north of the city of Melbourne in the State of Victoria, Australia. The mine and all associated infrastructure including the tailings dam and waste dumps are located on Mining License 5404, which is 100% owned by Kirkland Lake Gold.

Kirkland Lake Gold also holds titles, through its wholly owned subsidiary; Fosterville Gold Mine Pty Ltd of seven surrounding Exploration Licenses totaling 1851.4km2. These Exploration Licenses encompass the entire strike extent of the Fosterville goldfield.

History and Ownership

Gold was first discovered in the Fosterville area in 1894 with mining activity continuing until 1903 for a total of 28koz of production. Mining in this era was confined to the near-surface oxide material. Aside from a minor tailings retreatment in the 1930’s, activity resumed in 1988 with a further tailings retreatment program conducted by Bendigo Gold Associates, which ceased in 1989. Mining recommenced in 1991 when Brunswick Mining NL and then Perseverance Corporation Ltd. (from 1992) commenced heap-leaching operations from shallow oxide open pits. Between 1988, and the cessation of oxide mining in 2001, a total of 240koz of gold were produced (Roberts et al, 2003).

A feasibility study into a sulfide mining operation was completed by Perseverance in 2003, and open pit mining commenced in early 2004. Commercial production began in April 2005 and in March 2006 underground development had commenced. By December 2006, FGM had produced 136,882oz gold. In October 2007, Perseverance announced that it had entered into an agreement with Northgate Minerals Corporation to acquire the company with full control passing to Northgate in February 2008.

The 500,000th ounce of sulfide gold production was achieved in April 2011. In August 2011, Northgate entered into a merger agreement with AuRico Gold Inc. who assumed control of Northgate in October 2011. In March 2012, AuRico Gold Inc. and Crocodile Gold jointly announced that Crocodile Gold would acquire the Fosterville and Stawell gold mines. Crocodile Gold’s ownership of the Fosterville Mine was achieved on May 4, 2012. In July 2015, Newmarket Gold merged with Crocodile Gold to form Newmarket Gold Inc.

In January 2016 a significant milestone in the Fosterville Mine’s history was reached when the one millionth ounce of gold was poured. On November 30, 2016, Kirkland Lake Gold Inc. combined with Newmarket to form a new mid-tier gold company which was renamed “Kirkland Lake Gold Ltd.”. Kirkland Lake Gold has since rapidly increased the output of the Fosterville Mine operation based on its exploration success, in particular, the development of the high grade Eagle and Swan mineralized zones. Gold production has grown year on year facilitated by increasing grade profiles at depth, with annual mine output expanding from 151,755oz at 7.55g/t Au in 2016 to 356,230oz at 24.93g/t Au in 2018.

By early May 2018, the Fosterville Mine had produced its 1.5 millionth ounce and as of December 31st, 2018 it has achieved a total production of 1,772,670 ounces since the construction of the sulfide plant in April 2005.

Geology and Mineralization
The Fosterville goldfield is located within the Bendigo Zone of the Lachlan Orogen in south-eastern Australia. The deposit is hosted by an interbedded turbidite sequence of sandstones, siltstones and shales. This sequence has been weakly metamorphosed to sub-greenschist facies and folded into a set of upright, north-northwest trending and shallowly south plunging open to closed folds. The folding resulted in the formation of a series of bedding parallel laminated quartz (LQ) veins and bedding parallel thrust faults.

Gold and associated sulfide mineralization at Fosterville is controlled by late brittle faulting and fracturing. These brittle faults are generally steeply west-dipping, reverse faults with a series of moderately west-dipping, reverse splay faults formed in the footwall of the main faults. There are also less abundant, moderately southeast and southwest-dipping faults which govern high grade visible gold mineralization along the Eagle and Swan zones. Two main styles of gold mineralization occur at Fosterville; a sediment-hosted sub-micron refractory style where gold is locked in disseminated arsenopyrite and pyrite crystals which form selvages to quartz-carbonate vein stockworks throughout the 9km long fault system, and a gold-in-vein mineralization style where visible gold is hosted in quartz-carbonate veins that show laminated and stylolitic vein textures as well as brecciation. Gold mineralization is structurally controlled with high-grade zones localized by the geometric relationship between bedding-parallel and oblique faults. Mineralized shoots are typically 4-15m thick and show down-dip and down-plunge dimensions of 50-150m and 300 -2,000m+ respectively.

Antimony mineralization, mainly in the form of stibnite, occurs with quartz and varies from replacement and infill of earlier quartz-carbonate stockwork veins, to massive stibnite-only veins up to 0.5m in width. The late stibnite-quartz mineralization occurs in favorable structural locations, such as the Phoenix, Eagle and Swan vein and fault structures and therefore shows a spatial association with visible gold. The occurrence of visible gold has become increasingly significant at Fosterville and is observed more frequently at greater depth within the Lower Phoenix System. Throughout

2016 to 2018, visible gold (≤3mm in size) was also observed with notably increased frequency, in deeper parts of the Harrier System and also within the nearby Robbin’s Hill exploration target.

Fosterville engaged Quantitative Geoscience (QG) in November 2014, in response to the noted increased frequency of visible gold occurrences at depth, to provide external advice and coarse-gold expertize regarding the implications to resource estimation and mine geology practices. Throughout 2015 and 2016 QG continued to assist FGM through review of current practices and provided technical theory and background to sampling, assaying and resource modeling in coarse (and nuggetty) gold environments. In May 2017, Fosterville engaged SRK Consulting (Australasia) Pty. Ltd. (SRK) to provide an external independent review of laboratory sampling, sample preparation, assay procedures and estimation methodology. Whilst no sub-sampling and assay bias were identified during the review, recommendations were made to test and/or improve the laboratory processes in order to minimize the potential for sub-sampling and assay bias. In regard to modeling methodology, SRK made recommendations related to sub-domaining, de-clustering, top cutting and validation which have been implemented in the December 2018 mineral resource estimate.

Current Status

Since the commencement of commercial gold production in April 2005, the sulfide plant at the Fosterville Mine has produced 1,772,670oz of gold to the end of December 2018. This production was initially sourced solely from open cut mining with underground mining starting to contribute from late 2006. The Harrier open cut was completed in December 2007 and since that time the underground mine has been the primary source of ore. Ore sourced from a series of pit expansions on the previously mined Harrier, John’s and O’Dwyer’s South pits between Q1 2011 and Q4 2012 has provided supplementary feed to underground ore sources. Since the beginning of 2013 underground operations has been the sole provider of mill feed at Fosterville. Current mining activities are focused on the Central, Phoenix and Harrier underground areas and current gold production guidance for 2019 is 550-610koz.

Kirkland Lake Gold’s 2019 budget for FGM exploration and resource development activities is estimated at A$56.3 million. It includes 176km of exploration and resource definition diamond drilling, 28km of RC/RAB drilling, soil sampling, geophysical surveys and mining development of dedicated underground drill platforms (537m).

Mineral Resources and Mineral Reserves

The mineral resources reported are contained within the mining license MIN5404 and exploration license EL3539. Mineral reserves reported are fully contained within the mining license MIN5404 . The mineral resource areas of Central, Southern, Harrier and Robbin’s Hill are historically defined resource areas, which were established at different times in the evolution of the project. The Central Area contains multiple mineral resource models, primarily for reasons of data handling. Details on mineral resource block model extents can be seen in Figure 14-1 of the Fosterville Technical Report. Mineral resources are reported exclusive of mineral reserves. (Table 1-1).

All mineral reserves are contained within the Central and Harrier mineral resource areas. Mineral reserves contained within the Central mineral resource area have been subdivided into Central and Phoenix mineral reserves.

CIL residue mineral reserves are distinguished from in situ mineral reserves in Table 1-2 on the basis of differing recovery assumptions.

TABLE 1‑1    SUMMARIZED MINERAL RESOURCES (EXCLUSIVE OF MINERAL RESERVE) FOR FGM AS AT DECEMBER 31, 2018

Classification	Tonnes (000's)	Gold Grade (g/t Au)	Insitu Gold Ounces (000's)
Oxide and Sulfide Materials
Measured	1,900	2.9	177
Indicated	12,900	4.7	1,930
Total (Measured and Indicated)	14,800	4.4	2,110
Inferred	10,300	5.5	1,830
Notes:

1.	CIM definitions (2014) were followed in the estimation of mineral resources.

2.	For the mineral resource estimate, the Qualified Person is Troy Fuller.

3.	The mineral resources reported are exclusive of the mineral reserves.

4.	See notes provided for Table 14-1 in the Fosterville Technical Report for more detail on oxide and sulfide resources.

5.	Tonnes and Ounces reported to three significant figures. Grades reported to one decimal place. Minor discrepancies in summation may occur due to rounding.

6.	mineral resources are not mineral reserves and do not have demonstrated economic viability.

7.	The mineral resource estimate used a gold price of US$1,230 per ounce (A$1,710 per ounce).

8.	Cut-off grades applied are 0.7 g/t Au for oxide, 1.0 g/t Au for near-surface sulfide (above 5050mRL) and 3.0 g/t Au for underground sulfide mineralization (below 5050mRL).

9.
Dry Bulk Density of mineralized material applied are 2.40t/m3 for oxide, 2.56t/m3 for transitional material, 2.64t/m3 for fresh material between 5000 and 5050mRL, 2.72t/m3 for fresh material between 4500 and 5000mRL, and 2.78t/m3 for fresh material below 4500mRL.

TABLE 1‑2     SUMMARIZED MINERAL RESERVES FOR FGM AS AT DECEMBER 31, 2018

Classification	Tonnes (000's)	Gold Grade (g/t Au)	Insitu Gold Ounces (000's)
Proven	178	16.7	96
Probable	2,550	32.0	2,620
Total (Proven and Probable)	2,720	31.0	2,720
CIL Residues
Proven	683	7.60	168
Notes:

1.	CIM definitions (2014) were followed in the estimation of mineral reserves.

2.	For the mineral reserves estimate, the Qualified Person is Ion Hann.

3.	The mineral reserve estimate used a gold price of US$1,230 per ounce (A$1,710 per ounce).

4.	The cut-off grades applied ranged from 2.0 to 5.4 g/t Au for underground sulfide ore depending upon width, mining method and ground conditions.

5.	Dilution ranging from 5 to 50% and mining recovery ranging from 50 to 95% were applied to stopes within the mineral reserves estimate.

6.	Tonnes and ounces reported to three significant figures. Grades reported to one decimal place. Minor discrepancies in summation may occur due to rounding.

7.	CIL residue is stated as contained ounces - 25% recovery is expected. Recoveries are based on operating performances.

Conclusions and Recommendations

The authors of the Fosterville Technical Report have made the following interpretations and conclusions:

•
The understanding of the fundamental geological controls on mineralization at Fosterville is high. Primary mineralization is structurally controlled with high-grade zones localized by the geometric relationship between bedding and faults. This predictive model has led to considerable exploration success in following the down-plunge extensions of high-grade mineralization.

◦
The Lower Phoenix (Benu) Fault is a major west-dipping structure in the active mine development area and is defined by reverse faulting on a shale package where anticline thrust displacement of ~80m occurs. The fault dips 35-55° to the west and mineralization can be traced along an approximate dip extent of 190m and strike extent of 1.9km. The dominant mineralization style surrounding this structure is gold-bearing disseminated sulfide; however, occurrences of visible gold in quartz veins at depth have become increasingly more common and concentrated where footwall structures intersect one another. The Lower

Phoenix System currently remains open to the north and south so maximum plunge extent has not yet been defined.

•
Throughout the period from 2016 to 2018, development mapping and continued drilling confirmed the existence of multiple mineralized structures, of various size and continuity in the footwall of the main west-dipping Lower Phoenix (Benu) Fault, which present significant resource growth. Improved geological understanding of the Lower Phoenix System has highlighted the significance of these favorable settings for mineralization, including:

◦
East-dipping mineralized structures, namely the Eagle Fault and East Dipping Faults, which commonly contain quartz-stibnite vein assemblages and substantial concentrations of visible gold which are typically enveloped by haloes of disseminated sulfide. The Eagle Fault is discordant to bedding and variably dips between 10 and 60° to the east and transforms further to the south to strike in an ENE direction, dipping ~45° to the SSE. Mineralization on the Eagle Zone extends over a ~1km strike extent and is untested and open at depth below the 3805mRL and south of 6125mN. East Dipping Faults are typically bedding parallel to sub parallel with dips of ~70° east to sub-vertical. East Dipping structures are expansive along the strike extent of the Lower Phoenix system with highest intensity mineralization observed proximal to anticlinal hinge zones; and

◦
Low-angled Lower Phoenix Footwall west-dipping structures typically consist of large laminated quartz veins with up to several meters width, indicating a series of multiple mineralizing events, including a later stage quartz-stibnite phase with visible gold. The faults are interpreted to only have a small amount of offset. Where these structures form linkages between the Lower Phoenix and East Dipping Faults, extremely high-gold grades occur.

•
During 2016, drilling extending footwall to the Lower Phoenix (Benu) Fault discovered the southwest-dipping Swan (previously reported as Lower Phoenix Footwall) mineralization, which occupies a reverse fault structure exhibiting rotational displacement. The southwest-dipping Swan Fault exists as an oblique structure cross-cutting the eastern limb of the anticline and is bounded by the Eagle Fault down-dip and the Kestrel Syncline at its upper margin. The structure is characterized by a one to three meter thick quartz vein, which exhibits various textural features. Textures include, unique spotted stibnite and visible gold within quartz, zones of brecciation, country rock and stibnite laminations (particularly concentrated on vein margins), styolitic textures with concentrated trends of visible gold, vugs containing euhedral crystalline quartz, +/- sulfides and visible gold, sugary crypto crystalline quartz textures and massive quartz zones containing specs and slugs of visible gold. On its periphery there is a lower-grade wall-rock selvage of sulfide dominated gold mineralization which can be up to 2m in true width. The Swan structure has returned some of the highest grade intercepts on the Fosterville License.

•

•
Subsequent drilling during 2017 and 2018 reaffirmed the high-grade continuity of mineralization and increased the known extent of the this highly mineralized structure, which has now been defined over approximately 600m in strike length and 400m in vertical extent. During 2018, level developments and production stoping commenced on the Swan, increasing confidence in the extraordinary high grade nature of the ore shoot. Swan is the highest grade mineralized zone defined at Fosterville to date and contributes 2,340,000oz at an average grade of 49.6g/t Au (1,470,000 tonnes) to the updated December 31, 2018 mineral reserve estimate making up 86% of the total in situ mineral reserves. Extremely high grades in Swan are coincident with the intersection of the Eagle and Swan Splay Faults. Continued drilling from the hangingwall drill platforms during 2019 will advance the understanding of the size and scale of this resource growth target.

•
Continued drill definition of these structures over 2018, in combination with ore development and production exposure and reconciliation performance has reaffirmed the significance of footwall structures to the Lower Phoenix (Benu) Fault. The defined continuity, proximity to existing mineral resources and high-grade tenor of these structures enhances the December 2018 mineral resource and reserve position. Furthermore, mineralization on these structures is open down-plunge, providing encouraging future mineral resource and mineral reserve growth potential for the Fosterville operation.

•
Drilling into the Harrier System over 2016 identified high-grade mineralization containing occurrences of visible gold at depth, primarily associated with the Harrier Base structure. Resource drilling throughout 2017 and 2018 continued to support 2016 results and resource confidence has further increased in this zone. In addition, step out drilling identified significant mineralization approximately 100m to the south of the June 2017 Harrier Base Mineral Resource and up dip on the Osprey structure beneath the Daley’s Hill Pit indicating the potential for resource growth in this zone. The Harrier Base structure exhibits reverse thrust movement of approximately 60m. Visible gold is hosted within a laminated quartz-carbonate vein assemblage, which may contain minor amounts of stibnite. In the strongest mineralized zones, a broad halo of sulfide mineralization surrounds quartz structures bearing visible gold. The high-grade visible gold mineralization was first recognized at approximately the 4480mRL, a comparable elevation to where visible gold occurrences in the Lower Phoenix System became more prominent. The Harrier Base mineralization is open down dip and down plunge to the south. The down dip target is considered particularly prospective where the Harrier Base Fault intersects and offsets an anticline hinge.

•
There is an observed change in the nature of some of the Fosterville mineralization at depth with a number of high-grade, quartz-carbonate +/- stibnite vein hosted, visible gold drill intercepts recorded for the Swan, Eagle, Lower Phoenix, Lower Phoenix Footwall, East Dipping and Harrier Zones. In addition, visible gold occurrences have been observed at depth in the Robbin’s Hill system in the north-east of the mining lease on a separate line of mineralization. Disseminated sulfide mineralization continues to persist at all depths and is relatively uniform in character. It is currently inferred that the quartz-carbonate +/-stibnite-visible gold assemblages have formed at a later stage compared to disseminated sulfide mineralization.

•

•
Extensive 3D modelling and geological interpretation has led to the development of a robust geological understanding, which underpins the resource model and the associated mineral resource, and mineral reserve estimates. The relationship between mineralization and the controlling structural/stratigraphic architecture means that quality geological interpretation is critical to producing quality resource/reserve estimates.

•
FGM has completed industry standard resource definition programs to delineate mineralization to support the current mineral resource estimation. This work has been accompanied by industry best practice QA/QC programs.

•
Regional exploration drilling programs have been successful in increasing the strike length of known mineralized systems from ~11km to ~15km (including Goornong, Mill’s, Fosterville, Robbin’s Hill and O’Dwyer’s). In addition, programs have, confirmed the presence of gold bearing sulfide mineralization at May Reef and Lyell and identified two previously undiscovered lines of mineralization to the east of Goornong and to the west of Russell’s Reef.

•
Geotechnical assessments of the orebody geometry and ground conditions and operational experience has determined that long-hole open stoping is an appropriate mining method. Extraction sequencing allows optimization of ore recovery while maintaining ground stability with stopes planned to be back filled with cemented rock fill or paste fill. The stability of the design has been checked with stress strain models that confirm that stopes and developments are predicted to remain stable during active mining.

•
The modifying factors used to convert the mineral resources to mineral reserves have been refined with the operating experience gained since underground production commenced in September 2006. In particular, the robustness of the mining recovery and dilution estimates has improved relative to the pre-mining assessments. Productivities were generated from first principles and operational experience.

•
In 2018, a second Knelson concentrator was commissioned in the SAG recirculating load to increase capacity at the front end of the circuit to recover gravity gold. The first Knelson concentrator was commissioned in April 2016 recovering gold from the recirculating load of the re-grind mill. The SAG and regrind mill gravity concentrates are separately tabled, calcined and poured for accounting purposes. Project plans are in place for 2019 to upgrade the refinery to accommodate increased gold production. No other major works are required and the processing facility has sufficient capacity to accommodate expansion without modification. There is no planned change to the existing plant recovery method. The QP’s opinion is that all deleterious elements are effectively managed and there are no identified processing factors that have a significant impact on economic extraction.

•
Required site infrastructure to support exploitation of mineral reserves is within industry norms. Planned capital infrastructure projects include Mine Water Treatment Plant construction, Ventilation Upgrades, Paste Fill Plant construction, Refinery Upgrade, Transformer Upgrade, Thiocyanate Removal Plant, Surface Chiller Plant construction and Drill Drive Development.

•
There is a significant amount of existing environmental baseline data available for the project. This data continues to be collected and reported to the regulators as part of operational controls. FGM will continue to work closely with all key stakeholders to ensure that permitting of the mine growth projects meets all regulatory requirements.

•

•
The Fosterville Mine has a demonstrated solid production history over a 13 year plus period since the beginning of commercial sulfide gold production in April 2005, and it is the view of the authors of the Technical Report that the risk of not achieving projected economic outcomes is low given the operational experience gained over this time period. A foreseeable risk and uncertainty facing the operation is the changing character of mineralization at depth with an increase in the occurrence of visible gold. Reconciliation results in the past have provided confidence in the sample collection procedures, the quality of assays and the mineral resource estimation method, but these processes will need to be continually adapted / refined in consideration of the changing mineralization character at depth. Kirkland Lake Gold needs to continue research to better understand the potential implications on future geological, mining and metallurgical processes and will continue to seek external advice during 2019 in relation to sampling, assaying and mineral resource estimation of visible gold mineralization. Based on recommendations from previous external reviews, projects plans have been developed and implemented.

•
In the opinion of the authors of the Fosterville Technical Report, there are no reasonably foreseen impacts from risks and uncertainties identified in the Technical Report that could affect the projects continued economic viability. In the current gold environment the operation is expected to continue to generate significant cash flows that will benefit the Company’s shareholders.

The following recommendations are made:

•
Further growth exploration activities within the mine license should be pursued. Given the strong understanding of geological controls on mineralization, this has high potential to yield additional resources and reserves. Particular areas that are recommended to focus upon are the down-plunge extensions of the Lower Phoenix system (southwards down-plunge from 6100mN), down plunge and down dip extensions of the Harrier system and the Robbin’s Hill system which is positioned approximately 2.5km to the north-east of current mine workings.

•

•
Exploration of the Lower Phoenix system southwards of 6100mN is technically challenging from surface due to target depths and as such, Kirkland Lake Gold has established a dedicated underground drill platform (Harrier Exploration Drill Drive) to undertake this drilling. At the end of 2018 this development had progressed in a northerly direction to the extent that unexplored extensions of the Phoenix and Lower Phoenix mineral resources can now be targeted from this platform. The Harrier Drill Drive development will continue over 2019 to form a connection with the Lower Phoenix capital infrastructure. The long-term benefits of this development link are substantial beyond just, providing a hangingwall drill platform to explore the Lower Phoenix and Phoenix extensions over a 1.5km strike extent, but also in supporting production, as it will provide an alternative ore haulage route. Drilling targeting extensions of the Lower Phoenix and Phoenix systems from this platform in 2019 is estimated to cost A$5.1M.

•
Given the potential of near mine exploration targets within the Mining License, it is recommended that growth drill programs are implemented in pursuit of defining potential mineral resources independent from current mining centers. Growth drill programs planned to be undertaken within the mining lease during 2019 include the Cygnet Drilling program, which will explore for gold mineralization located in the footwall of the Swan Fault, Fosterville Trend Step-Out Surface Drilling which will explore for new mineral resources along the overall north-northwest striking Fosterville Line trend up to 1.4km north of current mineral resources, and Robbin’s Hill Programs which will continue to build an understanding of the underground mineral reserve potential beneath the Robbin’s Hill pits. A total cost of A$12M is budgeted in 2019 to execute these programs.

•
Subsequent to the effective date of this report, FGM have been granted mining licence extensions to the north and south of the MIN5404 licence. These extensions increase the total area of the mining licence to 28.5km2 and encompass potential resource extensions of the Harrier and Robbin’s Hill Gold systems. It is recommended to drill these potential resource extensions. In particular, the extent and scale of the Harrier system should be defined and resources developed in a timely manner. With an increasing grade profile identified at depth and the establishment of high-grade mineral reserves at lower levels, it is strongly recommended that both the down-plunge and down dip extensions of the Harrier system are further explored. Growth projects step out drilling in Harrier for 2019 is estimated to cost A$2.6M.

•
Subsequent to the effective date of this report, EL3539 (which encloses the current mining licence MIN5404) expired on February 26, 2019. The tenement was unable to be renewed under current state legislation and has been placed in moratorium (currently exempt from licence application). It is recommended to submit an exploration licence application once the moratorium has been lifted. The tenement area holds substantial exploration potential along multiple identified lines of mineralization. Fosterville has proven exploration, mining and processing capabilities and is in a good position to maximize the potential of any mineral resources identified in the exploration licence area. With exemplar status in areas of environment and community engagement, Fosterville is well positioned to retain exploration rights to this prospective ground.

•

•
With numerous prospective targets generated from exploration works undertaken to date within the surrounding exploration leases it is recommended to advance the pipeline of regional targets. The regional exploration project termed Large Ore Deposit Exploration (LODE) aims to integrate and interpret all available geoscientific data, rapidly cover the current exploration holdings with reconnaissance exploration techniques such as soil sampling, airborne electromagnetic, gravity and seismic surveys and advance development of prospective targets with various drilling techniques. A total of A$15.5M has been estimated to undertake Fosterville LODE work during 2019.

•
Growth Expensed diamond drilling is proposed for targeting extensions of known mineralized trends outside of mineral resources. The proposed drilling will target the extensions of Inferred mineral resources in both the Lower Phoenix and Harrier systems with the aim to deliver additional and sustaining mineral resource inventory and provide definition along mineral resource boundaries. Total cost for this program is estimated at A$5.7M.

•
Growth Capital diamond drilling for a total cost of approximately A$5.0M is proposed for the systematic expansion of indicated mineral resources in the Lower Phoenix mineralized system. The proposed drilling will target inferred mineral resources, with the objective to increase resource confidence to an indicated mineral resource classification to allow for mineral reserve evaluation. The drilling will not only provide increased confidence in mineral resources which could lead to expansion of mineral reserves, but additional geological and geotechnical information ahead of mining, essential for optimizing the placement of supporting infrastructure and the effective extraction of the resource.

•	With this additional drilling data and further ongoing operational experience, it is recommended that mining recovery and dilution factors are reviewed and refined on an ongoing basis.

•	FGM should continue to undertake test-work programs and seek external advice in relation to sampling, assaying and mineral resource estimation of visible gold mineralization.

•
Mine reconciliation processes should be continually refined in pursuit of improved model and operational forecast accuracy. A review of reconciliation processes, including material management and reporting systems, the integration of additional instrumentation / measure points and new technologies should be investigated and implemented.

•
The Company will embark on a co-ordinated research program to advance understanding the detailed geological circumstances required to form high-grade orogenic gold deposits, and apply knowledge gained to discovery and extraction both at Fosterville and further afield. In addition, the Company will continue to advance its investigation and assessment of numerical exploration technologies with the objective to improve the quality, timing or ease of obtaining data, which will benefit the confidence, reliability or costs related to decisions Fosterville uses the geological data for.

The Macassa Mine

The Macassa Technical Report has been prepared for Kirkland Lake Gold, the beneficial owner of the Macassa Mine. The Macassa Technical Report provides the mineral resource and mineral reserve stimates for the Macassa Mine that have resulted from ongoing exploration and resource definition drilling and as a result of ongoing mine design and evaluation during the period of January 1, 2018 to December 31, 2018.

The Macassa Mine is located in the Municipality of Kirkland Lake, Teck Township, District of Timiskaming, Ontario, Canada, at about 48°10’ N Latitude and 80°02’ W Longitude, approximately 600km north of Toronto.

The Macassa Mine has had numerous owners since operations started in 1933. Operations have been continuous except for a brief period, when they were suspended in 1999 due to the depressed gold price and the mine was allowed to flood in 2000. Underground mining restarted in 2002. Kirkland Lake Gold holds title to 258 mining claims in Teck and Lebel Townships that covers 3,724 hectares. There are 188 patented claims, 11 crown leases and 59 staked claims.

Over the last 10 years, the Macassa Mine production has been predominately from two production areas: the South Mine Complex (SMC) and the Main Break (MB). Mining first started in the MB and ‘04 Break, and in reference to production areas, the terms 04’ Break and Main Break are currently used interchangeably at Macassa. The SMC, the most recent zone in terms of production history, located to the south of the MB and the ‘04 Break, reveals a different style of mineralization that includes wide sulphide systems instead of quartz vein mineralization as seen in the other zones. Tellurides appear to be more prevalent in the SMC (e.g. calaverite). Currently, the SMC accounts for approximately 80% of Macassa Mine’s annual gold production.

The Kirkland Lake mining camp is located in the west portion of the Archean Abitibi greenstone belt of the Abitibi Sub-province that forms part of the Superior Province in the Precambrian Shield. The Macassa deposit is hosted within the Timiskaming Group of rocks, which is approximately 3.2km wide and stretches from Kenogami Lake (Ontario) to the Quebec border. Host rocks are predominantly conglomerates and sandstones, trachytic lava flows and pyroclastic tuffs trending N65°E and dipping steeply to the south in the Kirkland Lake area. Gold mineralization occurs preferentially in the syenites. The Kirkland Lake-Larder Lake Break, and its associated splay faults and fracture system, form a complex, major structural feature that can be traced from Matachewan (west of Kirkland Lake) to Louvicourt (Quebec). It passes through, or near, current and historical mining areas, such as: Larder Lake, Rouyn-Noranda, Cadillac, Malartic, Val d’Or and Louvicourt.

The Macassa Mine is hosted within a fault system located north of the main Kirkland Lake-Larder Lake Break, as individual fracture filled quartz veins from several centimetres to a few metres in thickness. Historical workings at Macassa indicate that gold was often associated with 1% to 3% pyrite and, sometimes, molybdenite or tellurides. Silver is found amalgamated with the gold and in tellurides. Pyrite and silicification does not always guarantee the presence of gold, but higher grade ore is almost always accompanied by increased percentages of pyrite and silica.

Macassa’s exploration program is directed at expanding the potential of the SMC zones along strike (to the eastern boundary of the property) and dip, and continue to explore the Amalgamated Break Trend. Underground exploration plans for 2019 entail the utilization of seven to eight diamond drills for both exploration and definition drilling. Three of these drills are planned for underground exploration and one drill is planned for surface exploration.

Drillhole data is verified by professional geologists and consists of a wide variety of checks based upon the survey of drillhole collars and downhole surveys using north seeking gyro during the drilling of the holes. The drillhole trace is continually monitored by the geologists to ensure that the hole remains on track to intercept the target. Drillhole data is checked by the database analyst and the senior resource geologist prior to the generation of the mineral resource estimate. Errors or suspect data are checked and corrected, or else excluded from the resource estimate. A list of excluded holes is kept on file and includes reasons for exclusion and notes on whether specific mineralized zones or the entire hole should be excluded.

The updated mineral resource and mineral reserves, as of December 31, 2018, are presented in Summary Table 1‑1 and Summary Table 1‑2 below.

Summary Table 1‑1: Macassa Resources (Exclusive Of Reserves), Effective As At December 31, 2018

Location	Measured			Indicated			Measured + Indicated			Inferred
	Tonnes	Grade	Gold Ozs	Tonnes	Grade	Gold Ozs	Tonnes	Grade	Gold Ozs	Tonnes	Grade	Gold Ozs
	(000's)	(g/t)	(000's)	(000's)	(g/t)	(000's)	(000's)	(g/t)	(000's)	(000's)	(g/t)	(000's)
Main/'04 Break	265	16.0	137	747	16.6	399	1,013	16.4	536	195	15.3	96
South Mine Complex	188	21.9	132	587	16.7	315	775	17.9	447	415	17.4	232
Grand Totals	453	18.4	268	1,335	16.6	714	1,787	17.1	982	610	16.7	328

Notes:

1.
Mineral resource estimates were prepared under the supervision of Qualified Persons B. Harwood, P.Geo (Principal Resource Geologist, Canadian Operations) and R. Glover, P.Geo (Macassa Chief Geologist).

2.	Mineral resource estimates were undertaken according to the Company’s Policy for mineral reserve and resources.

3.	Mineral resources that are not Mineral reserves do not have demonstrated economic viability.

4.	Mineral resources were estimated at a block cut-off grade of 8.57 g/t.

5.	Mineral resources are estimated using a long-term gold price of CAD$1,635/oz.

6.	A minimum mining width of 2.13m (7ft) and minimum mining height of 2.74m (9ft) was applied.

7.	A bulk density of 2.74 t/m3 was used.

8.	Totals may not add exactly due to rounding.

9.	Polygonal estimates carried over from 2017 were removed for this resource update.

10.	CIM definitions (2014) were followed in the calculation of mineral resources.

Summary Table 1‑2: Mineral Reserves At Macassa Mine, Effective As At December 31, 2018

Zone	Category	Tonnes (000's)	Grade (g/t)	Ounces (000's)
SMC	Proven	174	23.5	131
	Probable	2,418	22.6	1,753

MBZ	Proven	114	18.9	69
	Probable	481	19.0	294

Total	Proven	290	21.5	200
Total	Probable	2,900	22.0	2,050
TOTALS	Proven + Probable	3,190	21.9	2,250

Notes:

1.	CIM definitions (2014) were followed in the estimation of mineral reserves.

2.	Mineral reserves estimates were prepared under the supervision of Qualified Person Mariana P. Harvey, P. Eng.

3.	Mineral reserves estimates were undertaken according to the Company’s Policy for Mineral Reserve and Resources.

4.
Cut-off grades were calculated for each stope, including the costs of: mining, milling, general and administration, royalties, capital expenditures and other modifying factors (e.g. dilution, mining extraction, mill recovery).

5.	Mineral reserves were estimated using a long-term gold price of US$1,230/oz and a currency exchange of US$1.00=CAD$1.33, with a resulting price gold of CAD$1,635.90/oz.

6.	Totals may not add exactly due to rounding.

There are inherent uncertainties the estimation of mineral reserves and resources. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs, or recovery rates as well as new drilling results may change the economic status of reserves and resources and require a reassessment.
There are currently three active mining areas in Macassa Mine: Main Break (MB), Lower North (LN) and New South (NS). The areas LN and NS are both part of the SMC. Access to the mining areas is through the #3 Shaft and connecting lateral development within the MB and SMC zones. The main mining methods include Underhand Cut and Fill (UCF), Long Hole (LH) stoping and Mechanized Overhand Cut and Fill (MCF). Paste fill is the main material used to backfill stopes, although unconsolidated rockfill is also used where possible. Material hoisted to surface via #3 Shaft, which has an average capacity of 2,200 tpd.
Once the ore is hoisted to surface, it is then trucked to the crushing facilities. After crushing and grinding (95% passing, 45 microns), the ore is processed by conventional cyanide leaching with a carbon-in-pulp recovery system. The mill capacity is 2,000 tpd and average recovery is approximately 97%.
In 2018, the Company announced plans for the development of a new shaft, #4 Shaft, at the Macassa complex. The project is planned to be completed in two phases, with the Phase 1 project cost estimated as US$240 million and the Phase 2 cost estimated as US$80 million. The new shaft is an essential component in achieving Macassa Mine’s Life of Mine (LOM) plan. #4 Shaft will be circular, concrete lined and 21.5ft in diameter. The shaft will have a main service cage, an auxiliary cage and two skips.
The construction of a new tailings facility is currently underway. The design of the North Tailings Storage Facility (NTSF) incorporates the construction of one large and several smaller dams; the project schedule was laid out in two phases. Phase 1 was completed in 2018, in which two dams were constructed to an elevation of 328m. Phase 2 is scheduled to be finalized in 2019, and entails bringing both the 2018 dams and four others to an elevation of 332m.
Existing plans after the commissioning of #4 Shaft include a material expansion of current production. The #4 Shaft Project will be funded internally, and the investment was chosen based on both objective financial analysis parameters as well as the subjectively derived operational needs focused on risk reduction. The primary reasoning for the #4 Shaft Project is as follows:

•	The new shaft is expected to support a higher level of production and lower unit costs.

•	The Net Present Value (NPV) of the project is expected to increase due to both the lower LOM operating costs as well as higher revenues gained earlier on in the project life.

•
The new shaft will de-risk the operation, which currently relies on #3 Shaft for the hoisting of material to surface. #3 Shaft was developed in an unfavourable orientation in regards to principle stresses and has previously been exposed to damaging seismicity primarily due to the stope mining sequence nearby. Though the risk is being effectively managed through sound ground control practices, the addition of a new shaft in a favourable location and orientation will eliminate the risk of lost production and mine access from the possibility of #3 Shaft being damaged from seismic activity.

•
Current ventilation inflow underground is constrained by the area of the existing #3 Shaft. The commissioning of the new shaft will allow for substantially higher inflow of air underground, improving the ventilation and general working conditions in the mine.

•	The new shaft will support more effective exploration towards the east of the South Mine Complex.

The Life of Mine pre-tax cash flows total $2.3B (undiscounted) with a corresponding pre-tax NPV of $1.7B at a 5% discount rate. A sensitivity analysis was performed on the financial model presented, and results indicate that the price of gold and grade have the greatest impact on NPV, with the operating costs and the capital costs having less fluctuation as the variation to the base is increased/decreased. All scenarios presented displayed a positive NPV despite variations, indicating a robust plan with a high pre-tax profit margin.
The 2016 Arrangement between Old Kirkland Lake Gold and Old Newmarket provided additional opportunities to further develop the property, supported by an increase in capital expenditures. In the current gold price environment, the operation is expected to continue to generate significant free cash flows.
Main opportunities at the Macassa Mine are as follows:

•

•
SMC mineralization remains open to the east, west and at depth. Diamond drilling continues to return high grade mineralization. In order to support the drilling requirements, the exploration drifts and associated drill bays must remain high priority development headings at the mine.

•
Exploration development towards 3000 Level, east of #2 Shaft, that is designed to explore the ‘04 Break and Main Break could create the opportunity to reintroduce some of the historical mineral resources back into the global resource estimate.

•
#4 Shaft is scheduled to be completed in the second quarter of 2022 (Phase 1) with a designed production (hoisting) rate of 4,400 short tons per day. Re-evaluating the resource cut-off grade economics using lower operating costs after the commissioning of the new shaft will likely be favourable to increasing mineral resources.

•
In 2017, the operation transitioned from modified polygonal mineral resource estimates to block modelling. This transition is expected to optimize grade interpolation, determination of high grade capping levels, and aid with mine/mill reconciliation process. These processes continue to evolve.

•	Improvements to the material handling process are likely to result in favourable impact on the mine operating costs.

•	Upgrade of the ventilation system through either increased airflow or temperature reduction will have a favourable impact on the work environment temperature.

•
Ongoing paste filling operations involve the delivery of paste using boreholes from surface to underground, into which cement trucks dump the paste in batches. Current plans are in progress to replace this process with continuous pouring directly from the pastefill plant, eliminating the need for cement trucks and speeding up cycle times underground.

•	Extension of the life of tailings facilities will be possible through the commission of the thickened tails plant.

•
In 2018, Macassa has started to implement tele-remote mucking in selected areas, leading to a decrease in cycle times and added process efficiencies. Along with continuing to expand the tele-remote implementation, Macassa Mine is also exploring further improvement opportunities by combining equipment automation (trucks) with tele-remote. When successfully implemented this process will enable material handling and movement in between shifts.

Main risks that could be present at the operation are as follows:
•

•	Without the allocation of sufficient funding for exploration drilling and development, it would be difficult for future exploration programs to replenish depleted mineral resources and reserves.

•	Increased costs for skilled labour, power, fuel, reagents, trucking, etc. could lead to an increase in the cut-off grade and decrease the level of mineral resources and mineral reserves.

•	Mechanical breakdown of critical equipment (hoist, conveyance, mill, etc.) or infrastructure could decrease or halt the production throughput at the mine.

•
Production throughput relies on completing development activities as per the mining plan schedule. Lower development productivity than planned would likely affect the production profile of the current mining plan.

•
#3 Shaft is currently the sole production shaft capable of moving materials to surface. The shaft is located in a seismically active area due to the historical mining and the active muck pass system in the MBZ located nearby. Damage to the #3 Shaft would directly impact production until the #4 Shaft is commissioned.

•	The advancement of Battery Electric Vehicle technology is still in its early stages. There are inherent risks as the technology continues to evolve.

The following recommendations are provided:

•	Continue exploration drilling will to test for the easterly and westerly strike extension of the South Mine Complex mineralization employing underground diamond drills on the 5300 Level.

•	Complete technical studies to increase the airflow and reduce the work environment temperature and humidity.

•	Technical work should be undertaken to assess infrastructure requirements for the continuous mining of the Macassa deposit.

•	The application of Large Ore Deposit Exploration (LODE) program to assess camp scale opportunities.

•	Related to the point above, interrogation of the newly created lithological model and the mine drillhole database as an exploration tool to assess future targeting opportunities.

•	Sub-domaining of high grade areas, as well as refinement of caps to improve the model grade estimates as compared to production results.

•	Continue to examine the Amalgamated Kirkland Break for mineralization potential. Numerous mineralized intercepts were intersected at variable depths which require follow-up.

•	Assess mineral potential to the east and along the Main Break below the 5800 Level and to the east into Kirkland Minerals and Tech Hughes properties.

•	Look at a refinery expansion and addition of certain components in the process plant to accommodate the planned increase in throughput.

•	There is an opportunity to improve the turnaround times for the assaying of underground samples through the establishment of a centralized assay lab.

In the opinion of the Qualified Persons, the mineral resource and mineral reserve estimates truly reflect the mineralization that is currently known and were completed in accordance with the requirements of NI 43-101.

DIVIDENDS

There are no restrictions on the ability of the Company to declare and pay dividends on the Common Shares. During the year ended December 31, 2017, Kirkland Lake Gold paid a total of $4,182,726 in dividends. During the year ended

December 31, 2018, Kirkland Lake Gold paid a total of $16,856,685 in dividends to its shareholders. Subsequent to the year ended December 31, 2018, Kirkland Lake Gold paid a total of $8,392,913 on January 15, 2019 to shareholders of record as of December 31, 2018. The declaration and payment of future dividends will be at the discretion of the Board and will be made based on the Company’s financial position and other factors relevant at the time.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The Company is authorized to issue an unlimited number of Common Shares of which there were 210,253,129 Common Shares issued and outstanding as of March 29, 2019. The Company is also authorized to issue an unlimited number of preferred shares (“Preferred Shares”) of which there were none outstanding as of March 29, 2019.

Common Shares

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per common share at all such meetings, except meetings at which only holders of another class or series of shares are entitled to vote separately as such class or series. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The common shares do not carry any cumulative voting, pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preferred Shares

The Company may issue Preferred Shares at any time or from time to time in one or more series. Before any shares of a series are issued, the Board shall fix the number of shares that will form such series and shall, subject to the limitations set out in the Company’s articles, determine the designation, rights, privileges, restrictions and conditions to be attached to the Preferred Shares of such series. The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to dividends and return of capital and shall be entitled to a preference over the Common Shares and over any other shares ranking junior to the Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs. Except required by law or unless provision is made in the Company’s articles, the holders of the Preferred Shares as a class shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Company. The rights, privileges, restrictions and conditions attached to the Preferred Shares as a class may be added to, changed or removed but only with the approval of the holders of the Preferred Shares.

Options to Purchase Common Shares

The Company’s stock option plan permits the Board to grant to directors, officers, consultants and employees of Kirkland Lake Gold stock options to purchase from the Company a designated number of Common Shares up to, but not exceeding, 5.5% of the issued and outstanding Common Shares from time to time, less any Common Shares reserved for issuance under any other share-based compensation arrangements. As at March 29, 2019, there were 741,341 stock options outstanding pursuant to the stock option plans of Old Kirkland Lake Gold and St Andrew Goldfields. During the year ended December 31, 2018 the Company did not grant any stock options.

Restricted Share Units and Performance Share Units

Kirkland Lake Gold’s long-term incentive plan permits the Board to grant to executive directors, officers, and consultants of the Company share units which can be satisfied through the issuance of Common Shares or cash or a combination of both, at the discretion of the Board, up to, but not exceeding, 2% of the issued and outstanding Common Shares from time to time, less any Common Shares reserved for issuance under any other share-based compensation arrangements. As at March 29, 2019 there were 557,721 restricted share units that could be satisfied through the issuance of Common Shares and 528,661 performance share units which could be satisfied through the issuance of Common Shares.

Deferred Share Units

Kirkland Lake Gold’s deferred share unit plan permits the Board to grant to its non-executive, independent directors deferred share units which can be satisfied through the issuance of Common Shares or cash or a combination of both, at the discretion of the Board, up to, but not exceeding, 2% of the issued and outstanding Common Shares from time to time, less any Common Shares reserved for issuance under any other share-based compensation arrangements. As at March 29, 2019, there were 190,501 deferred share units which could be satisfied through the issuance of Common Shares.

Constraints

There are no constraints imposed on the ownership of the Company’s securities to ensure that it meets a required level of Canadian ownership.

Ratings

None of the Company’s securities have received a rating from a rating organization.

MARKET FOR SECURITIES
Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX and NYSE under the symbol “KL” and on the ASX under the symbol “KLA”. The following tables set forth information relating to the monthly trading of the Common Shares on the TSX, NYSE and ASX, respectively, for the financial year ended December 31, 2018.
TSX

Month	High (C$)	Low (C$)	Volume
January 2018	20.97	18.08	15,802,641
February 2018	20.88	16.54	18,456,116
March 2018	21.03	19.05	18,357,693
April 2018	22.68	19.01	14,009,219
May 2018	25.36	22.06	12,424,578
June 2018	27.96	23.63	13,314,821
July 2018	30.65	27.71	13,093,189
August 2018	30.94	23.99	17,795,626
September 2018	25.46	22.42	22,157,611
October 2018	29.15	24.01	18,367,867
November 2018	27.64	23.98	12,420,344
December 2018	35.64	28.03	21,370,611

NYSE

Month	High (USD$)	Low (USD$)	Volume
January 2018	16.89	14.65	15,312,572
February 2018	16.31	13.09	16,475,853
March 2018	16.33	14.56	16,712,905
April 2018	17.74	14.86	14,390,113
May 2018	19.83	17.16	12,342,199
June 2018	21.27	18.26	11,512,514
July 2018	23.33	20.74	12,554,614
August 2018	23.86	18.47	25,218,458
September 2018	19.67	17.26	47,360,310
October 2018	22.34	18.23	27,801,263
November 2018	20.79	18.12	20,861,096
December 2018	26.47	21.29	25,510,161

ASX

Month	High (A$)	Low (A$)	Volume
January 2018	23.50	20.31	31,456
February 2018	22.00	20.80	29,430
March 2018	21.50	20.00	5,334
April 2018	23.90	21.49	2,355
May 2018	26.10	22.40	32,626
June 2018	28.11	24.52	9,092
July 2018	32.00	28.21	4,845
August 2018	32.50	26.75	27,530
September 2018	28.60	25.70	27,166
October 2018	31.90	26.50	18,544
November 2018	32.50	26.00	24,169
December 2018	37.72	28.02	32,516

PRIOR SALES

The following table sets forth information in respect of issuances of securities that are convertible or exchangeable into Common Shares during the financial year ended December 31, 2018.

Date Of Issuance	Price Per Share or Exercise Price Per Option	Number and Type of Securities

January 1, 2018	n/a	154,420 RSUs(1)
January 1, 2018	n/a	154,420 PSUs (2)
January 1, 2018	n/a	34,406 DSUs(3)
March 2, 2018	n/a	5,113 PSUs(2)
March 2, 2018	n/a	5,113 RSUs(1)
March 28, 2018	n/a	2,070 DSUs(3)
June 29, 2018	n/a	1,532 DSUs(3)
August 13, 2018	n/a	5,859 RSUs(1)
August 13, 2018	n/a	5,859 PSUs(2)
October 15, 2018	n/a	1,513 DSUs(3)
November 20, 2018	n/a	8,554 RSUs(1)
November 20, 2018	n/a	8,554 PSUs(2)
Notes:

(1)
See “Description of Capital Structure - Restricted Share Units and Performance Share Units” above. Awards granted on January 1, 2018 will vest and be payable based on the five-day volume weighted average price of the Common Shares on the TSX prior to December 31, 2020 and may be satisfied through the issuance of cash, Common Shares or any combination thereof in accordance with the terms of the Company’s long-term incentive plan.

(2)
See “Description of Capital Structure - Restricted Share Units and Performance Share Units” above. Performance is measured based on the Company’s total shareholder return compared to the S&P/TSX Global Gold Index with a payout factor ranging between Nil to 2.00 based on the Company’s percentile ranking for the performance period.

(3)
See “Description of Capital Structure - Deferred Share Units” above. DSUs are granted to non-executive directors on the date of separation from the Board based on the five-day volume weighted average share price of the Common Shares on the TSX prior to the date of separation and may be paid in cash, Common Shares or any combination thereof.

ESCROWED SECURITIES & SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

To the Company’s knowledge, no securities of the Company are held in escrow or are subject to contractual restrictions on transfer.
DIRECTORS AND OFFICERS

The following table sets forth the name, province or state and country of residence, the position held with the Company and period during which each director and the executive officer of the Company has served as a director and/or executive officer, the principal occupation, and the number and percentage of Common Shares beneficially owned by each director and executive officer of the Company as of the date hereof. The statement as to the Common Shares beneficially owned, controlled or directed, directly or indirectly, by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at the date hereof. All directors of the Company hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed. On March 25, 2019 the Company announced that Mr. Sprott, the current Chairman of the Board will be retiring and not seeking re-election at the Company’s annual general meeting of shareholders.

Name and Residence	Position with the Company and Period Served as a Director and/or Executive Officer	Principal Occupation	Number and Percentage of Common Shares Beneficially Owned(1)
Directors
Eric Sprott Ontario, Canada	Non-Executive Chairman and Director since November 30, 2016
Professional investor, Director and Founder of the Sprott Foundation. Former Chairman of the Board, Sprott Inc. Previously, Chief Executive Officer and Chief Investment Officer, Sprott Inc. and Senior Portfolio Manager, Sprott Asset Management from 2008 to 2010; Senior Portfolio Manager of Sprott Asset Management LP until January 20, 2015; and Chairman of Old Kirkland Lake Gold from 2015 to 2016.

19,982,695 (9.50%)
Anthony Makuch(5)(6) Ontario, Canada	President, Chief Executive Officer and Director since November 30, 2016
President and Chief Executive Officer and director of the Company since November 30, 2016. Previously, President, Chief Executive Officer and director of Old Kirkland Lake Gold from July 2016 to November 30, 2016 and President, Chief Executive Officer and director of Lake Shore Gold Corp. from 2008 to 2016.
56,400 (0.026%)
Jonathan Gill(4)(5)(6) Ontario, Canada	Director	Retired Mining Executive and Professional Engineer; Director of Lake Shore Gold from 2008 to 2016.	Nil (0.0%)
Arnold Klassen,(2)(3)(4) British Columbia, Canada	Director	Chartered Professional Accountant, Chartered Accountant and Certified Public Accountant. Currently, President of AKMJK Consulting Ltd. Previously, Director of Lake Shore Gold from 2008 to 2016.	20,000 (0.009%)
Jeffrey Parr(2)(4)(6) Ontario, Canada	Director
Retired Mining Executive, Chartered Professional Accountant, Chartered Accountant. Previously, Chief Financial Officer of Centerra Gold Inc. from 2008 to 2016; Vice President, Finance of Centerra Gold from 2006 to 2008; director of Old Kirkland Lake Gold from 2014 to 2016.
15,100 (0.007%)
Barry Olson(5)(6) Arizona, United States	Director	Retired Mining Executive. Previously, Senior Vice President of Project Development at Gold Corp Inc. from October 2008 to October 2013; director of Old Kirkland Lake Gold from 2014 to 2016.	5,000 (0.002%)
Pamela Klessig,(3)(5)(6) Nevada, United States	Director	Professional Geologist; Retired Mining Executive. Previously, President and Chief Executive Officer of Concordia Resource Corp. from 2005 to 2011; director of Old Kirkland Lake Gold from 2011 to 2016.	15,000 (0.007%)
Raymond Threlkeld(2)(3) Virginia, United States	Director
Corporate director and consultant on natural resource development; Director of New Gold Inc. since June 1, 2009. Previously, President and Chief Executive Officer of Rainy River Resources Ltd. from 2009 to 2013; director of Newmarket Gold from July 2015 to November 2016.
3,750 (0.001%)

Name and Residence	Position with the Company and Period Served as a Director and/or Executive Officer	Principal Occupation	Number and Percentage of Common Shares Beneficially Owned(1)
Executive Officers
David Soares Ontario, Canada	Chief Financial Officer
Chief Financial Officer of the Company since November 20, 2018. Previously the Chief Financial Officer of Baffinland Iron Mines Corporation from November 2017 to November 2018 and was previously the Chief Financial Officer of the Pueblo Viejo Mine held by Barrick from 2015 to 2017. Formerly the President and General Manager of Glencore’s Falcondo Mine from 2014 to 2015 and Director of Finance and Business Services of the Falcondo Mine from 2011 to 2014.

Nil (0.0%)
Christina Ouellette Ontario, Canada	Executive Vice President, Human Resources	Executive Vice President, Human Resources of the Company since February 26, 2017. Previously, Vice President, Human Resources of Lake Shore Gold Corp. from 2009 to 2016.	5,350 (0.002%)
Alasdair Federico Ontario, Canada	Executive Vice President, Corporate Affairs and CSR
Executive Vice President, Corporate Affairs and CSR of the Company since November 30, 2016. Previously, Executive Vice President of Old Kirkland Lake Gold from September to November 30, 2016; Vice President, Legal Affairs of Lake Shore Gold Corp. from 2008 to 2016.
Nil (0.0%)
Eric Kallio Ontario, Canada	Senior Vice President, Exploration
Senior Vice President, Exploration of the Company. Formerly the Vice President Exploration (Timmins) for Tahoe Resources from April 2016 to 2018 and prior to that was the Vice President, Exploration for Lake Shore Gold Corp from 2008 to April 2016.

Nil (0.0%)
Duncan King Ontario, Canada	Vice President, Mining, Kirkland Lake
Vice President, Mining, Kirkland Lake. Previously the General Manager, Canadian Operations from 2017 to November 2018. Prior to working with the Company, was the Manager of the Bell Creek Mine for Lake Shore Gold Corp. from 2014 to 2016 and was the General Superintendent of the Lakeshore Gold Corp. Timmins West Mine from 2008 to 2014.

Nil (0.0%)
Ian Holland Victoria, Australia	Vice President, Australian Operations
Vice President, Australian Operations of the Company since June 2017. Previously, General Manager of the Fosterville Mine from 2010 to 2017 and has worked at the Fosterville Mine in senior managerial roles since 2007.
Nil (0.0%)

Name and Residence	Position with the Company and Period Served as a Director and/or Executive Officer	Principal Occupation	Number and Percentage of Common Shares Beneficially Owned(1)
John Landmark Queensland, Australia	Vice President, Exploration, Australian Operations
Currently Vice President, Human Resources of the Company. Formerly Vice President, Exploration, Australian Operations of the Company since December 2016. Previously, Vice President, Exploration of Newmarket Gold during 2016; Regional Head of Exploration for Anglo American plc from 2011 to 2016.

Nil (0.0%)
Mark Utting Ontario, Canada	Vice President, Investor Relations
Vice President, Investor Relations of the Company since November 30, 2016. Previously, Vice President, Investor Relations for Tahoe Resources Inc. from April 2016 to June 2017; Vice President, Investor Relations at Lake Shore Gold from May 2008 to April 2016.
Nil (0.00%)
Jennifer Wagner Ontario, Canada	Vice President, Legal and Corporate Secretary
Vice President, Legal and Corporate Secretary of the Company since November 30, 2016. Previously, Corporate Legal Counsel and Corporate Secretary of Old Kirkland Lake Gold from July 2015 to November 30, 2016; in house counsel and corporate secretary to various TSX and TSXV listed mining companies from 2008 to 2015.
Nil (0.0%)
Raymond Yip	Vice President, Business Intelligence
Vice President, Business Intelligence of the Company since November 30, 2016. Previously Vice President, Business Intelligence of Old Kirkland Lake Gold from September 2016 to November 30, 2016; Director, Information Systems for Lake Shore Gold from 2011 to 2016; IT consultant to various mining companies including QuadraFNX, DMC Mining and Torex Gold.
Nil (0.00%)
Darin Smith Ontario, Canada	Vice President, Corporate Development
Vice President, Corporate Development of the Company since May 2018 and former Director, Corporate Development of the Company from May 2017. Formerly involved in a Business Development role at Antofagasta Minerals from 2012 to 2017 and previously worked at BMO Capital Markets, as a Vice President in the Global Metals and Mining Group from 2008 to 2011.

Nil (0.00%)
Brian Hagan Ontario, Canada	Vice President, Health, Safety and Environment
Vice President, Health, Safety and Environment of the Company since June 2017. Previously, Vice President, Health Safety and Environment of Lake Shore Gold Corp. from 2008 to 2011; Mine Manager of the McCreedy West Mine for FNX Mining Company from 2006 to 2008.
3,450 (0.001%)
Notes:

(1)	Based on 210,253,129 Common Shares outstanding as at March 29, 2019.

(2)	Member of the Audit Committee.

(3)	Member of the Corporate Governance and Nominating Committee.

(4)	Member of the Compensation Committee.

(5)	Member of the Health, Safety and Environment Committee.

(6)	Member of the Technical Committee.

As at the date hereof, the current directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control over, a total of 20,106,745 Common Shares, representing approximately 9.56% of the issued and outstanding Common Shares as at March 29, 2019.

The principal occupations, businesses or employments of each of the Company’s directors and the senior executive officers within the past five years are disclosed in the brief biographies set out below.

Eric Sprott - Chairman and Director. Mr. Sprott is a renowned and respected leader in the investment community and one of the world’s premiere gold and silver investors with over 40 years of experience in the investment industry. Mr. Sprott entered the investment industry as a research analyst at Merrill Lynch and Company Inc. In 1981, he founded Sprott Securities (a predecessor to Sprott Securities Inc., now Cormark Securities Inc.). After establishing Sprott Asset Management Inc. in December 2001 as a separate entity, he divested his entire stake in Sprott Securities Inc. to its employees. From 2008 until September 2010, Mr. Sprott served as the Chief Executive Officer of Sprott Inc., before stepping down to focus on his roles as Chairman of the Board of Sprott Inc., Chief Investment Officer of Sprott Inc. and Senior Portfolio Manager of Sprott Asset Management LP. On January 20, 2015, as part of his transition away from day-to-day fund management, Mr. Sprott stepped down from his management roles with Sprott Inc. and Sprott Asset Management LP and in 2017 Mr. Sprott stepped down as the Chairman of the Board of Sprott Inc. Over the course of his career, Mr. Sprott has received numerous industry awards and, in 2012, he was awarded the Queen Elizabeth II Diamond Jubilee Medal by the Governor General. In 2013, he was appointed as a Member of the Order of Canada. Mr. Sprott graduated with a Bachelor of Commerce from Carleton University in 1965 and was awarded an Honorary Doctorate from Carleton University in 2003. He received his Chartered Accountant designation in 1968 and was awarded the FCA designation in 2011. He has been elected Fellow of the Chartered Professional Accountants of Ontario (FCPA, FCA), a designation reserved for those who demonstrate outstanding career achievements and service to the community and profession.

Anthony Makuch - President, Chief Executive Officer and Director. Mr. Makuch is a Professional Engineer (Ontario) with over 25 years of management, operations and technical experience in the mining industry, having managed numerous projects in Canada and the United States from advanced exploration through production. He has been a frequent recipient of mine safety performance awards. Mr. Makuch holds a Bachelor of Science Degree (Honours Applied Earth Sciences) from the University of Waterloo, both a Master of Science Degree in Engineering and a Master of Business Administration from Queen’s University and has obtained the Institute of Corporate Directors ICD.D designation from the University of Toronto Rotman School of Business. Mr. Makuch was formerly the President and Chief Executive Officer of Old Kirkland Lake Gold from July to November 2016 and was previously the President and Chief Executive Officer of Lake Shore Gold Corp. (“Lake Shore Gold”) from 2008 to 2016.

Jonathan Gill - Director. Mr. Gill is a Professional Engineer with more than 45 years of mining experience, much of it working in senior mine management roles for Inco Limited in its Ontario and Manitoba divisions and for PT Inco in Indonesia. Since retiring in 2003, Mr. Gill has worked on a number of project assignments for Inco, both in Canada and at the Goro project in New Caledonia; as well as for other companies involving reviews of such projects as FNX Mining Company´s Sudbury operations, the Ambatovy nickel project in Madagascar and the Onca Puma project in Brazil. Mr. Gill was a director of Lake Shore Gold Inc. from 2008 to 2016. Mr. Gill is a member of the Association of Professional Engineers of Ontario and is a former Employer Chair of Ontario´s Mining Legislative Review Committee. Mr. Gill has obtained the Institute of Corporate Directors ICD.D designation.

Arnold Klassen - Director. Mr. Klassen is a Chartered Professional Accountant, Chartered Accountant and Certified Public Accountant and has more than 35 years experience in accounting, audit and tax with 30 years of experience in the Mining Industry. Mr. Klassen is currently President of AKMJK Consulting Ltd., a private consulting company, and prior to that was the Vice President of Finance for Dynatec Corporation from 1988 to 2007. Dynatec Corporation was a publicly traded TSX listed company from 1997 to 2007. He held a similar position with the Tonto Group of Companies from 1984 to 1998. Mr. Klassen holds a degree in Commerce from the University of British Columbia and spent seven years with KPMG prior to becoming Vice President of Finance with the Tonto Group of Companies. Mr. Klassen has obtained the Institute of Corporate Directors designation.

Pamela Klessig - Director. Ms. Klessig has over 30 years of experience in global mineral exploration, development and production. She was a founder and former President and Chief Executive Officer of Concordia Resource Corp. (formerly Western Uranium Corp.) As a complement to her technical expertise, Ms. Klessig was a stockbroker for four years with A.G. Edwards and Sons Inc., now Wells Fargo Investment Advisors. Ms. Klessig holds a Bachelor in geology from Western State College, is a Certified Professional Geologist and a qualified person as defined by NI 43-101.

Barry Olson - Director. Mr. Olson has a Bachelor of Science degree in Metallurgical Engineering and Masters of Science degree in Mining Engineering from the University of Idaho. He most recently served as Senior Vice President of Project Development at Gold Corp Inc. and served as its Vice President of Project Development from October 2008 to October 2013. He has over 28 years of progressive mining experience in both South America and the United States and has extensive experience in design, construction, and managing mines in Mexico, Canada, US, Argentina, and Chile.

Jeffrey Parr - Director. Mr. Parr is a Chartered Professional Accountant (CPA, CA 1984) and holds a Masters of Business Administration from McMaster University and a Bachelor of Arts in Economics from the University of Western Ontario. Mr. Parr has over 30 years of executive management experience in the mining and service provider industries. He joined Centerra Gold Inc. in 2006 and was appointed Chief Financial Officer in 2008, where he served until his retirement in 2016. From 1997 to 2006 he worked for Acres International as Chief Financial Officer and from 1988 to 1997 held progressively senior financial positions at WMC International (a subsidiary of Western Mining Corporation responsible for operations and exploration in the Americas), ultimately serving as the Company’s Executive Vice President. He is also a member of the Board and Chair of the Audit Committee of Discovery Metals Corp. Mr. Parr is a member of the Canadian Institute of Chartered Professional Accountants and has obtained the ICD.D designation from the Institute of Corporate Directors.

Raymond Threlkeld - Director. Mr. Threlkeld has a proven track record in the gold sector in project development, construction and mine operations. Mr. Threlkeld is a seasoned mining professional with more than 33 years of experience in mineral exploration, mine operations and construction and executive management. Most recently, Mr. Threlkeld acted as CEO of New Gold Inc. and was formerly the interim Chief Operating Officer at New Gold Inc. Previously he was the President and Chief Executive Officer of Rainy River Resources that was developing the 4 million ounce Rainy River gold deposit in Ontario, prior to its purchase by New Gold Inc. for $310 million in 2013. From 2006 to 2009, he led a team along with Randall Oliphant that acquired, developed and put into operation the Mesquite gold mine in California with Western Goldfields, which was subsequently purchased by New Gold Inc. for $314 million in 2009. From 1996 to 2004, Mr. Threlkeld held a variety of senior executive positions with Barrick Gold Corporation, rising to the position of Vice President, Project Development. During his tenure at Barrick Gold, he was responsible for placing more than 30 million ounces of gold resources into production in Africa, South America and Australia. Mr. Threlkeld holds a B.Sc. in Geology from the University of Nevada.

David Soares - Chief Financial Officer. Mr. Soares has over 15 years of finance and management experience reflecting progressively senior leadership roles with multinational mining companies, including Xstrata, Glencore and Barrick. Prior to joining Kirkland Lake Gold, Mr. Soares served as Chief Financial Officer of Baffinland Iron Mines Corporation, a joint venture between Arcelor Mittal and Nunavut Iron Ore. He has international governance experience having served as a director of national level organizations representing industry and the private sector. Mr. Soares holds a Chartered Professional Accountant designation (CPA, CA) from the Chartered Professional Accountants of Ontario, a Master of Business Administration from the Ivey Business School, and a Bachelor of Commerce from the University of Toronto.

Christina Ouellette - Executive Vice President, Human Resources. Ms. Ouellette is a Certified Human Resource Professional with over 20 years of senior management experience. Ms. Ouellette has a strong background and considerable experience in labour relations, employee relations, recruitment, talent and succession planning, compensation planning, and providing strategic human resources direction and guidance in support of business objectives. Ms. Ouellette was formerly the Vice President, Human Resources for Lake Shore Gold from 2009 to 2016, the Director Human Resources of Lake Shore Gold from 2008 to 2009; the Manager of Human Resources for FNX Mining from 2006 to 2009. Ms. Ouellette has obtained the Institute of Corporate Directors ICD.D designation.

Alasdair Federico - Executive Vice President, Corporate Affairs and CSR. Mr. Federico is an experienced lawyer and business executive with over a decade of experience in matters of corporate strategy and governance, including managing negotiations and relationships with investors, business partners, and other stakeholders. Prior to joining the Company, Mr. Federico was Vice-President, General Counsel and Corporate Secretary at Lake Shore Gold from 2008 until its acquisition by Tahoe Resources on April 1, 2016. Prior to joining Lake Shore Gold, Mr. Federico worked for a prominent Canadian law firm in Toronto. Mr. Federico holds a holds a Bachelor of Commerce from the Rotman School of Management at the University of Toronto and a Bachelor of Law from the University of Western Ontario.

Eric Kallio - Senior Vice President, Exploration. Mr. Kallio is a geologist registered with the Association of Professional Geoscientists of Ontario (“APGO”). He has over 30 years of experience working on exploration and underground and open-pit mine planning, scoping and feasibility studies in Canada and abroad. Most recently, Mr. Kallio was Vice President, Exploration (Timmins) for Tahoe Resources Inc. since April 2016 and, prior to that, was Vice President, Exploration for Lake Shore Gold Corp. Among other corporate assignments, Mr. Kallio served in a variety of senior exploration and mine geology roles with Placer Dome, Kinross Gold, Patricia Mining Corporation, Centerra Gold and Detour Gold. He has also worked on a consulting basis for a wide range of international mining companies and is a former director of Holmer Gold Mines Limited.

Duncan King - Vice President, Mining, Kirkland Lake. Mr. King has been Vice President, Mining, Kirkland Lake since November 2018. Prior to this, he was the General Manager Kirkland Lake Operations from September 2018 to November 2018. Previously, Mr. King acted as the Manager of the Bell Creek underground mine and mill at Lakeshore Gold Corp. from 2014 to 2016. From 2008 to 2014, Mr. King was the General Superintendent of the Timmins West Mine held by Lakeshore Gold Corp. since its inception and was integral in the completion of the 720 meter level shaft with all accompanying infrastructure. Prior to this Mr. King worked for several different companies in varying progressively demanding positions, including at FNX Mining at the McCreedy West and Podolsky mines.

Ian Holland - Vice President, Australian Operations. Ian Holland, FAusIMM, was previously the General Manager of the Fosterville Mine since 2010 and has worked at Fosterville Mine since 2007. He is a geologist by background with over 20 years of experience at a number of gold and base metal operations across Australia.  Prior to joining Fosterville Mine, Ian filled a range of technical and management roles at the large-scale Mount Isa Mines complex in Queensland from 2001 to 2007.  Previous operations include Mount Gordon Copper Mine in Queensland and the Renison Mine in Tasmania.  He holds both a Bachelor of Science and Master of Minerals Geoscience from James Cook University, as well as a Graduate Diploma in Applied Finance and Investment from the Securities Institute.

John Landmark - Vice President, Human Resources. Mr. Landmark’s international career spans a diverse range of executive leadership, technical and advisory roles in exploration, mining operations, human resources, and safety risk management. Mr. Landmark was previously the Vice President, Exploration, Australian Operations of the Company since 2017. In January 2019, he was appointed as the Vice President, Human Resources of the Company. Mr. Landmark brings over 30 years of international mineral exploration and mining industry experience. Mr. Landmark joined Newmarket Gold in 2016 and led the company’s exploration activities while being the Group functional head for Geology. Prior to joining Newmarket Gold, he was a Regional Head of Exploration for Anglo American plc, where he managed exploration programs for copper-gold, iron ore and coal in Australia, Indonesia, Papua New Guinea and Mongolia. Prior to this role, he led Anglo American’s exploration activities in Brazil. His exploration and mining geology career started out in South Africa and Namibia, and he then moved on to Australia. Mr. Landmark holds a Master of Science in Exploration and Mining Geology from James Cook University in Australia and a Bachelor of Science (Hons) in Geology from Wits University in South Africa.

Mark Utting - Vice President, Investor Relations. Mark Utting is a Chartered Financial Analyst with over 25 years of experience in investor relations and corporate communications, mainly in the mining and financial services industries. Most recently, Mr. Utting served as the Vice President, Investor Relations for Tahoe Resources Inc. from April 2016 to June 2017. Prior to joining Tahoe, Mr. Utting served as the Vice President, Investor Relations of Lake Shore Gold Corp. from 2008 to 2016 and was previously the Director, Investor Relations of Extendicare REIT; Director, Director of Communications and Investor Relations of Dynatec Corporation and Director, and Director of Investor Relations of Rio Algom Limited.

Jennifer Wagner - Vice President, Legal and Corporate Secretary. Ms. Wagner is a corporate securities lawyer with over 13 years of experience in the mining sector. Ms. Wagner has extensive experience advising companies on a variety of corporate commercial transactions, governance and compliance matters. She started her career at a prominent Canadian law firm in Toronto. Ms. Wagner received a Bachelor of Arts from McGill University and an LL.B. from the University of Windsor. Ms. Wagner was formerly the Corporate Legal Counsel and Corporate Secretary of Old Kirkland Lake Gold from July 2015 to November 2016. Prior to joining Kirkland Lake Gold, Ms. Wagner was legal counsel and corporate secretary for various TSX and TSXV listed mining companies.

Raymond Yip - Vice President, Business Intelligence. Raymond Yip is a computer engineer with over 15 years of experience in the IT industry, with 10 years in the mining sector. Most recently, he served as Director, Information Systems for Lake Shore Gold from 2011 to 2016.  Prior to that, Mr. Yip provided IT consulting services to various mining companies including QuadraFNX, DMC Mining and Torex Gold.  Having held progressively senior positions at a major Canadian telecommunications company, Mr. Yip has diverse IT experience across various industries including financial, healthcare and automotive.  Mr. Yip holds a Bachelor of Applied Science degree from Queen’s University.

Darin Smith - Vice President, Corporate Development. Mr. Smith is a mining finance professional with over fifteen years of experience in financial analysis and corporate strategy within the mining sector. Prior to joining Kirkland Lake in May 2017, he served in a business development role at Antofagasta Minerals. Darin began his career as an investment banker at BMO Capital Markets where he spent 10 years in the Global Metals and Mining Group in both their Toronto and London offices. He holds a Bachelor of Applied Science in Mining Engineering and a Master of Management Analytics, both from Queen’s University.

Brian Hagan - Vice President, Health, Safety and Environment. Brian Hagan brings over 35 years of experience implementing health, safety and environmental management systems in the North American mining industry. Mr. Hagan previously served as the Vice President, Health Safety and Environment for Lake Shore Gold Corp. from 2008 to 2011. Prior to this role, Mr. Hagan was the Mine Manager of the McCreedy West Mine for FNX Mining Company. Prior to his role at FNX, Mr. Hagan spent 12 years as the Director of Health and Safety for Dynatec Corporation. Mr. Hagan is a former Chairman of the Ontario Mine Contractors Safety Association and has served on the Ontario Mining Legislative Review Committee.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company, is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including Newmarket Gold) that:

(a)
was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)
is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including Newmarket Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

(b)
has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential conflicts of interest between the Company and any directors or officers of the Company, except that certain of the directors and officers serve as directors and officers of other public or private companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies.

The directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in a conflict is required to disclose his interest and abstain from voting on such matter in accordance with the OBCA.

AUDIT COMMITTEE

In accordance with applicable Canadian securities legislation and, in particular, National Instrument 52-110 - Audit Committees (“NI 52-110”), information with respect to the Company’s Audit Committee is contained below. The full text of the Audit Committee Charter, as passed by the Board, is attached hereto as Appendix “A”.

Audit Committee Charter

The Audit Committee has adopted a written charter setting out its purpose, which is to oversee all material aspects of the Company’s financial reporting, control and audit functions. The Audit Committee is responsible for, among other things, (a) monitoring the performance and independence of the Company’s external auditors, (b) reviewing certain public disclosure documents and (c) monitoring the Company’s systems and procedures for financial reporting and internal control.

Composition of the Audit Committee

During the year ended December 31, 2018, the Audit Committee was comprised of three directors, all of whom were independent directors. The current members of the Audit Committee are: Messrs. Jeffrey Parr (Chair), Arnold Klassen and Raymond Threlkeld. In addition to being independent directors as described above, each member of the Company’s Audit Committee is considered “independent” and “financially literate” pursuant to NI 52-110.

Relevant Education and Experience

See “Directors and Officers” above for a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Pre-Approval Policies and Procedures

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Company’s external auditors, in accordance with applicable law.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditor during the years ended December 31, 2018 and December 31, 2017 are set out in the table below.

Year Ended	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2017	C$1,320,000	C$10,000	Nil	Nil
December 31, 2018	C$2,595,000	Nil	C$5,200	NIl

Notes:

(1)
“Audit Fees” refers to the aggregate fees billed by the Company’s external auditor for audit services, including fees incurred in relation to quarterly reviews, review of securities filings, and statutory audits.

(2)
“Audit-Related Fees” refers to the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and not reported under Audit Fees. These reported fees related to compliance of a royalty program.

(3)	“Tax Fees” refers to the aggregate fees billed for the professional services rendered during the year ended December 31, 2018 by the Company’s external auditor for tax compliance.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the best of Kirkland Lake Gold’s knowledge, the Company is not and was not, during the year ended December 31, 2018, a party to any legal proceedings, nor is any of its property, nor was any of its property during the year ended December 31, 2018, the subject of any legal proceedings. As at the date hereof, no such legal proceedings are known to be contemplated.

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by any securities regulatory authority during the year ended December 31, 2018, or any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor making an investment decision, and the Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2018.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, none of the directors or executive officers of the Company, nor any person or company that beneficially owns, controls, or directs, directly or indirectly, more than 10% of any class or series of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the Common Shares of the Company is TSX Trust, at its principal offices in Toronto, Ontario. The transfer agent and registrar for the Debentures of the Company is Computershare Trust Company of Canada at its principal office in Toronto, Ontario.

MATERIAL CONTRACTS

There were no material contracts entered into during the year ended December 31, 2018 or prior thereto which remain in effect.

INTERESTS OF EXPERTS

The following are the qualified persons involved in preparing the NI 43-101 technical reports or who certified a statement, report or valuation from which certain scientific and technical information relating to the Company’s material mineral projects contained in this Annual Information Form has been derived, and in some instances extracted from.

•
Mariana Pinheiro Harvey, P. Eng., Robert Glover, P. Geo, William Tai, P. Eng., and Ben Harwood, P. Geo. have acted as qualified persons in connection with the Macassa Technical Report and have reviewed and approved the information related to the Macassa Mine contained in this Annual Information Form. Ms. Harvey is the Chief Engingeer, Mr. Glover is the Chief Mine Geologist, Mr. Tai is Mill Superintendent and Mr. Hardwood is the Principal Resource Geologist; and

•
Troy Fuller, MAIG and Ion Hann, FAusIMM have acted as qualified persons in connection with the Fosterville Technical Report and have reviewed and approved the information related to the Fosterville Mine contained in this Annual Information Form. Troy Fuller is the Director, Exploration, Australia and Ion Hann is the General Manager of the Fosterville Mine.

The aforementioned firms or persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company when they rendered services, prepared the reports or the mineral reserve estimates or the mineral resource estimates referred to, as applicable, or following the rendering of services or preparation of such reports or data, as applicable, and either did not receive any or received less than a one percent direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the rendering of such services or preparation of such reports or data.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company other than (i) Mariana Pinheiro Harvey, Chief Engineer, (ii) Robert Glover, Chief Mine Geologist, Macassa Mine, (iii) William Tai, Mill Superintendent, (iv) Ben Harwood, Principal Resource Geologist (v) Troy Fuller, Director, Exploration, Australia; and (vi) Ion Hann, General Manager, Fosterville Mine. Mr. Harwood holds 289 Common Shares of the Company and Mr. Hann holds 720 Common Shares of the Company.

KPMG LLP, Chartered Professional Accountants, is the auditor of Kirkland Lake Gold Ltd. and has reported that they are independent of Kirkland Lake Gold within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found under the Company’s SEDAR profile at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular dated April 2, 2018 and filed in connection with the annual and special meeting of shareholders held on May 2, 2018. Such information for the year ended December 31, 2018 will be updated and contained in the Company’s management information circular required to be prepared and filed in connection with its annual meeting of shareholders, which is expected to be held on May 7, 2019.

Additional financial information is provided in the Company’s annual financial statements and MD&A for the year ended December 31, 2018, each of which is available under the Company’s SEDAR profile at www.sedar.com.

SCHEDULE "A"- AUDIT COMMITTEE CHARTER

AUDIT COMMITTEE CHARTER

The Audit Committee (“Committee”) is appointed by the Board of Directors (the “Board”) of Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) to assist the Board in fulfilling its oversight responsibilities with respect to accounting and financial reporting processes, the integrity of the financial statements of the Company, compliance with legal and regulatory requirements, the overall adequacy and maintenance of the systems of internal controls that management has established and the overall responsibility for the Company’s external and internal audit processes including the external Auditor’s qualifications, independence and performance. This Charter is intended to comply with the requirements set out in the NYSE Listed Company Manual (the “Manual”) and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (“Rule 10A-3”).

Constitution & Authority

The Committee shall consist of not less three directors appointed by the Board. Each member of the Committee must be “independent” and “financially literate” as required by National Instrument 52-110 - Audit Committees, applicable securities legislation and related requirements including Section 303A.02 of the Manual and Rule 10A-3, and at least one director must satisfy the definition of “financial expert” as set out in Item 407 of Regulation S-K. The authority, structure, operations, purpose, responsibilities and specific duties of the Committee are described below.

The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board and such Committee members shall serve until the following organizational meeting of the Board or until their successors are duly elected and qualified. The Board may remove a member of the Committee at any time in its sole discretion by resolution of the Board. The Chairperson of the Committee shall be designed by the Board from among the Committee members.

The Committee shall have access to such officers and employees of the Company, its external auditor (the “Auditor”), internal auditor (“Internal Auditor”) and legal counsel, and to such information respecting the Company, and may engage separate independent counsel and advisers at the expense of the Company, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

The Committee has the authority to communicate directly with and to meet with the Auditor and the Internal Auditor, without management involvement. The Auditor shall report directly to the Committee. The Committee shall be responsible to resolve disagreements, if any, between management and the Auditor regarding financial reporting.

The Committee will be provided by the Company with appropriate funding, as determined by the Committee, for payment of: (i) compensation to any Auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; (ii) compensation to any advisers employed by the Committee; and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Mandate

The Company’s management is responsible for preparing the Company’s financial statements and other financial information and for presenting the information contained in the financial statements fairly and in accordance with International Financial Reporting Standards (“IFRS”). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The Auditor’s responsibility is to audit the Company’s financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, whether the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with IFRS.

The Internal Auditor’s responsibility is to evaluate the design and test the operating effectiveness of internal controls over financial reporting to support the requirements set out in National Instrument 52-109 and under applicable rules of the United States Securities and Exchange Commission.

The Committee will provide the Board with such recommendations and reports with respect to the financial disclosures of the Company as it deems advisable.

The role of the Committee is principally one of oversight. Accordingly, the Committee shall:

1.Be responsible for the appointment, retention, level of compensation and oversight of the work of the Company’s Auditor;

2.approve, in advance, all non-audit services provided to the Company by the Auditor and the related compensation;

3.evaluate the work of the Auditor and confirm its independence;

4.provide independent and objective monitoring of the Company’s internal control systems and financial reporting processes;

5.provide a means of communication between the Board, management and the Auditor on matters relating to financial reporting;

6.provide the necessary oversight over:

a)	the integrity, adequacy and timeliness of the Company’s financial reporting and disclosure practices, including the preparation of financial statements;

b)	the processes for identifying the Company’s principal financial risks and the control systems to monitor those risks;

c)	the Company’s compliance with legal and regulatory requirements related to financial reporting; and

d)	perform any other activities consistent with its mandate, the Company’s constating documents and laws of general application as the Committee or Board deems necessary or desirable.

Responsibilities

In performing its oversight responsibilities, the Committee shall:

1.	review and assess, on an annual basis, the adequacy of its mandate and recommend any proposed changes to the Board for approval;

2.	review annually its own performance;

3.
monitor, on a regular basis, the independence of the Auditor by reviewing all relationships between the Auditor and the Company and all non-audit work performed for the Company by the Auditor and the Committee or a member thereof shall pre- approve all non-audit services to be provided to the Company or a subsidiary by the Auditor;

4.	monitor, on a regular basis, the independence of the Internal Auditor by reviewing all relationships between the Internal Auditor and the Company;

5.	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the Auditor and any former Auditor;

6.	review with the Auditor and management the annual plan for the audit of the financial statements before commencement of the work;

7.	review with the Internal Auditor and management the annual internal audit work plan before commencement of the internal audit work and review and approve the Internal Audit Charter;

8.
review with the Auditor the results of the Auditor’s work and any problems or difficulties that were encountered, including any disagreements between the Company’s management and the Auditor regarding financial reporting, and assess management’s responses thereto;

9.	review summaries of significant reports prepared by the Internal Auditor including management’s responses to such reports;

10.
review with management and the Auditor the annual audited financial statements and ‘Management Discussion and Analysis’ reports, before filing or distribution, including matters requiring review pursuant to laws and regulations of general application;

11.
review with management (or ensure that the Board does so) the quarterly unaudited financial statements and Management Discussion and Analysis reports, before filing or distribution, including matters required to be reviewed under laws and regulations of general application;

12.	review with management the annual budget, and any required interim adjustments, including the assumptions (for reasonableness, accuracy and timeliness), for recommendation to the Board;

13.	review with management, as appropriate, news releases and any other form of disclosure containing earnings and other material financial information;

14.
satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than the public disclosure referred to in paragraphs 6 and 7, and must periodically assess the adequacy of those procedures;

15.
review with management, the Auditor and the Internal Auditor, the adequacy and effectiveness of the Company’s internal controls over financial reporting including any significant or material deficiencies and the adequacy and timeliness of its financial reporting processes and the quality and acceptability of the Company’s accounting principles and estimates, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates;

16.
review with management and the Auditor the quality and appropriateness of the Company’s financial reporting and accounting standards and principles and significant changes to those standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made;

17.
annually, obtain and review a report by the Auditor describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

18.	review with management and the Auditor the treatment and disclosure of significant related party transactions and potential conflicts of interest;

19.	review with management the risk of frauds within the operations or financial reporting and consider the actions taken by management and the systems implemented to address these risks;

20.	ensure that adequate procedures are in place for the receipt, retention and treatment of:

a)	complaints and expressions of concern regarding accounting, financial disclosure, internal controls, auditing or legal and regulatory matters; and

b)	confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters;

21.
examine the process for identifying, categorizing, evaluating and mitigating the Company’s principal risks and the potential impact or consequences they might have, individually or compounded, on the sustainability of the Company, as well as measures available to ensure the latter, and report to the Board, members of which shall use their reasonable efforts to ensure the adequacy of the oversight of management and that management duly carries out its required functions;

22.	review the appointment of the Company’s Chief Financial Officer and any other key financial executives involved in the financial reporting process;

23.
review disclosures made to the Committee by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process required under applicable Canadian and United States securities laws. Review any significant deficiencies in the design and operation of internal controls over financial reporting or disclosure controls and procedures and any fraud; and

24.	conduct or authorize investigations into any matter that the Committee believes is within the scope of its responsibilities.

Meetings

The Committee will meet at least once per quarter or more frequently as circumstances require to perform the duties described above in a timely manner. Meetings may be held at any time deemed appropriate by the Committee.

Quorum for the transaction of business at any meeting of the Committee shall be a majority of the number of members of the Committee. A Committee member who is unable to attend in person may attend a Committee meeting by telephone, video conference or other telecommunication device that permits all persons participating in the meeting to speak and hear each other. The Committee shall hold in camera sessions without the presence of management after each meeting.

The Committee may request any officer or employee of the Company or the Company’s outside counsel or independent Auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. In addition, the Committee or, at a minimum, the Chairperson, may meet with the Company’s external legal counsel to discuss the Company’s policies and practices relevant to the scope of responsibilities of the Committee.

Meetings of the Committee shall be held from time to time as the Committee or the Chairperson shall determine upon 48 hours notice to each of its members. The notice period may be waived by a quorum of the Committee.

The Chairperson will appoint a secretary of each meeting of the Committee who need not be a member of the Committee and who will maintain the minutes of the meeting and circulate copies of the minutes to each Committee member on a timely basis. The minutes of the Committee meetings will be made available for review by the Board.

Approval

Approved by the Board of Directors on December 17, 2018.